Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

and

Management Information Circular

March 11, 2025

Dear fellow shareholder,

On behalf of the Board of Directors (the “Board”) of Centerra Gold Inc. (“Centerra” or the “Company”), it is my pleasure to invite you to attend our annual meeting of shareholders to be held on May 6, 2025, at 11:00 a.m. (Toronto time) (the “Meeting”) to address the items of business described in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and management information circular (the “Circular”) accompanying this letter. The Meeting will be held in a virtual format via a live audio webcast. For information on how to access the webcast, please refer to the Notice of Meeting.

In the accompanying Circular, you will find important information and instructions on how to participate and vote at the Meeting, either online or by proxy. Please exercise your rights as a shareholder either by attending and voting at the Meeting online, or by completing and returning your form of proxy or voting instruction form in advance of the Meeting.

Since our last annual general meeting, Centerra has made significant progress in executing on the Company’s strategic plan. One of the most significant achievements in 2024 was the additional agreement we secured with Royal Gold, Inc. for our Mount Milligan Mine, which will result in a step up in payments Centerra receives from its gold and copper deliveries to Royal Gold, Inc., starting in approximately 2030. This agreement set the stage for Mount Milligan Mine’s potential to evolve into a multi-decade operation. Centerra also announced a value maximizing strategy for its molybdenum business unit assets, including a restart of the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Metallurgical Facility, which has the potential to unlock significant value in Centerra’s U.S. molybdenum operations.

The Board has been actively engaged in governance work, as detailed in this Circular. As part of the ongoing Board renewal process which started in 2023, we successfully concluded a search for two new Board members. We are pleased to include Karen David-Green and Nancy Lipson as nominees for the shareholders’ consideration at this meeting. Their respective biographical information are included in this Circular. I also am reporting that Sheryl Pressler, the longest serving director in the history of the company with 17 years of service, will not be standing for re-election to the board. Sheryl’s dedication, forthright communication and sense of humour will be missed by her colleagues at Centerra. Also not standing for re-election is Susan Yurkovich who has recently been appointed as Chief Executive Officer of Canfor Corporation. With her new responsibilities, Susan regrets she will not be able to dedicate the time necessary to be effective for the Shareholders of Centerra. Susan has been extremely impactful as a director in her seven years with Centerra and we wish her every success in her new role.

Looking ahead, we remained focused on executing on our strategy to unlock the full potential of the assets in our portfolio and create value for our shareholders and stakeholders.

I thank you for your continuing interest in Centerra.

Sincerely,

(signed) “Michael S. Parrett”

Michael S. Parrett
Chair of the Board of Directors
Toronto, Ontario
March 11, 2025

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra” or the “Company”) will be held on May 6, 2025 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1.	receive the audited financial statements for the year ended December 31, 2024 and the auditors’ report thereon;

2.	elect directors of Centerra for the ensuing year;

3.	re-appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

4.	consider, and if deemed advisable, approve, a non-binding advisory resolution to accept Centerra’s approach to executive compensation; and

5.	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

Similar to last year, to permit a greater number of shareholders to attend the Meeting, Centerra will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://meetings.lumiconnect.com/400-772-659-841. At this website, shareholders will have an equal opportunity to attend, participate fully in the Meeting in real time as if it were held in-person and vote their shares accordingly at the Meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form accompanying this notice (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a control number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a control number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 21, 2025 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

This year, Centerra is using “notice-and-access” to deliver meeting materials to shareholders. Accordingly, this Notice of Meeting and the accompanying management proxy circular and our audited annual financial statements for the financial year ended December 31, 2024, along with the related management discussion and analysis, can be viewed online on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR+ at www.sedarplus.ca, or at www.meetingdocuments.com/TSXT/CG. Under notice-and-access, Centerra shareholders of record, as of the close of business on March 21, 2025, will receive a notice-and-access notification containing information about how to access these documents electronically, together with a proxy form or voting instruction form enabling Centerra shareholders to vote at the Meeting. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, Legal and Public Affairs
Toronto, Ontario, Canada
March 11, 2025

Table of Contents

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	3
Table of Contents	i
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
Voting Information	1
Voting by Proxy	2
Attending and Voting at the Virtual Meeting	3
Voting Common Shares	5
Principal Holders of Voting Securities	5
BUSINESS TO BE TRANSACTED AT THE MEETING	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	11
Advisory Vote on Executive Compensation	12
REPORT ON EXECUTIVE COMPENSATION	13
Letter from the Human Resources and Compensation Committee	13
COMPENSATION DISCUSSION AND ANALYSIS	15
Compensation Governance	15
Executive Share Ownership	17
Succession Planning for Senior Management	18
Compensation Philosophy and Objectives	19
Compensation Decisions for 2024	21
Share Performance and NEO Compensation	27
Summary Compensation Table	29
Incentive Plan Awards	30
Supplementary Executive Retirement Plan	31
Termination and Change of Control Benefits	31
REPORT ON DIRECTOR COMPENSATION	34
Director Compensation Summary Table	34
Share Ownership of Directors	35
Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation	35
Directors Incentive Plan Awards (Value Earned During 2024)	36
EQUITY COMPENSATION PLAN INFORMATION	38
Purpose and Participation	38
LTI Plan Options and Share Appreciation Rights	39
LTI Plan RSUs and PSUs	40
LTI Plan DSUs	40
Treatment of Equity Plans Upon Termination and Change of Control	40
Employee Share Purchase Plan	41
Securities Authorized for Issuance Under the Equity Compensation Plans	41

i

Legacy Plans	42
REPORT ON CORPORATE GOVERNANCE	45
Board Mandate	45
Independence of Board Members	46
Interlocking Directorships	47
Statutory Majority Voting and Advance Notice Nominations	47
Committees of the Board of Directors	47
Review of Related Party Transactions	49
Overseeing and Managing Risk	50
Centerra Inclusion, Diversity, Equity and Accessibility (“IDEA”)	51
Skills Matrix	53
Board Renewal and Succession Planning	54
Assessment Process	54
Nomination of Directors and Board Size	54
Board Education Opportunities	54
Codes of Ethics	55
Disclosure and Insider Trading Policy	56
Investor Communications and Feedback	56
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION	56
INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	57
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	57
SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING	57
ADDITIONAL INFORMATION	57
DIRECTORS’ APPROVAL	57
APPENDIX A	A-1

ii

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Centerra Gold Inc. (“Centerra” or the “Company”) for use at the annual general meeting of shareholders of the Company to be held on May 6, 2025 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the accompanying notice of meeting. Centerra solicits proxies by mail, but our strategic advisor and proxy solicitation firm, Morrow Sodali Ltd. (Canada) (“Sodali & Co”) may also contact you by mail, email or phone to ask you to vote. Centerra pays for the costs of the proxy solicitation, including the sending of meeting materials to registered and all non-registered shareholders. The cost of these proxy solicitation services by Sodali & Co are currently unknown, as it will depend on the scope of services provided. However, it is expected to be in line with customary fees for similar services.

You can reach Sodali & Co toll-free at 1-888-777-0836 or by email at assistance@investor.sodali.com.

The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://meetings.lumiconnect.com/400-772-659-841. Shareholders will not be able to physically attend the Meeting. For a summary of how shareholders may attend, participate in and vote at the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

The information contained in this Circular is given as at March 11, 2025 and all dollar amounts are in Canadian dollars, in each case, except where otherwise noted.

Voting Information

You are entitled to vote at the Meeting if you were a holder of common shares of Centerra (“Shares”) at the close of business on March 21, 2025, the record date for the Meeting. Each Share is entitled to one (1) vote. How you vote depends on whether you are a registered shareholder or a non-registered shareholder.

If you have questions or require assistance with voting your Shares, you may contact our proxy solicitation agent:

Sodali & Co

North American Toll-Free Number: 1-888-777-0836

Collect Calls Outside North America: 1-289-695-3075

Email: assistance@investor.sodali.com

Notice-and-Access

This year, as permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, Centerra is using “notice-and-access” to deliver the meeting materials, including the Circular and Centerra’s 2024 Annual Report, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2024 (collectively, the “Meeting Materials”), to both registered and non-registered shareholders. This means that the Meeting Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. One core benefit of the notice-and-access procedures is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.

Under notice-and-access, shareholders will receive (unless shareholders have chosen to receive proxy materials electronically) a package by mail that will include a form of proxy or voting instruction form, depending on whether they are a registered or a non-registered shareholder, along with a notice containing instructions on how to vote at the Meeting and how to access the Meeting Materials electronically. Centerra is not using stratification to deliver the Meeting Materials to any shareholders.

The Meeting Materials can be viewed online at www.meetingdocuments.com/TSXT/CG, on the Company’s website at www.centerragold.com, or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

As further described in the notice-and-access notice, you may obtain paper copies of the Meeting Materials at no cost to you for up to one year from the date that this Circular was filed on SEDAR+ by contacting our transfer agent, TSX Trust Company (“TSX Trust”), via their email at tsxt-fulfilment@tmx.com or by phone at 1-888-433-6443 (toll-free within Canada and the U.S.) or 416-682-3801 (outside Canada and the U.S.). If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 22, 2025.

If you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your Shares at the Meeting.

How to Vote in Advance of the Meeting as a Registered Shareholder

You are a registered shareholder if your name appears on a share certificate or if your Shares are otherwise registered in your name. As a registered shareholder, you may attend, participate and vote at the virtual only Meeting via live audio webcast online at https://meetings.lumiconnect.com/400-772-659-841. See “Attending and Voting at the Virtual Meeting” below.

If you are a registered shareholder and will not attend the Meeting, or if your Shares are registered in the name of a company that you own, your Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Company to registered shareholders along with the notice-and-access notice described above.

Registered Shareholders may vote in advance of the Meeting by proxy:

•	Online: by accessing and following the instructions provided at http://www.meeting-vote.com/

•	By email: by sending a completed form of proxy to proxyvote@tmx.com

•	By telephone: By calling 1-800-387-0825

•	By fax: fax your completed form of proxy to (416) 595-9593

•	By mail: mail your completed form of proxy to our transfer agent, TSX Trust by at Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1

To vote in advance of the Meeting, your vote must be received no later than 11:00 a.m. (Toronto time) on May 2, 2025 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice.

How to Vote in Advance of the Meeting as a Non-Registered Shareholder

You are a non-registered shareholder if you beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Shares registered in your own name.

Your intermediary must ask for your voting instructions before the meeting. Please contact them if you did not receive a request for these with the Notice-and-Access Letter. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 2, 2025 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

Non-registered shareholders may vote in advance of the Meeting by following the instructions provided on the voting instruction form provided by your intermediary.

The Company does not send proxy-related materials directly to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to non-registered shareholders. The Company has elected to pay for all applicable proxy-related materials to be sent to non-registered shareholders at the Company’s cost.

See “Attending and Voting at the Virtual Meeting” below.

Voting by Proxy

How to Vote by Proxy

The individuals named in the voting instruction form or the form of proxy you received are representatives of management of the Company. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting. You may appoint another person by inserting that person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “How to Appoint a Proxy” below.

By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Shares. To be valid, proxies must be deposited with our transfer agent, TSX Trust by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-800-387-0825; by fax to: (416) 595-9593; or by e-mail to: proxyvote@tmx.com, or vote online at www.tsxtrust.com/vote-proxy, in each case no later than 11:00 a.m. (Toronto time) on May 2, 2025 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice.

Exercise of Discretion by Proxies

The Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Shares as your proxyholder sees fit.

If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Company as your proxy, but do not specify how you wish the votes to be cast, your Shares will be voted: (i) FOR the election of directors nominated by management; (ii) FOR the appointment of KPMG LLP as the independent auditor for 2025 and the authorization of the directors to fix their remuneration; (iii) FOR the non-binding advisory resolution to accept Centerra’s approach to executive compensation; and (iv) at the discretion of management, on any matter which may properly come before the Meeting.

Revoking your Proxy

If you are a registered shareholder and have provided a proxy, you may revoke your proxy by: (i) completing and signing another form of proxy bearing a later date and depositing it with TSX Trust: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-800-387-0825; by fax to: (416) 595-9593; or by e-mail to: proxyvote@tmx.com; or vote online at http://www.meeting-vote.com/, in each case no later than 11:00 a.m. (Toronto time) on May 2, 2025 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable; (ii) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Company at the registered office of the Company (1 University Avenue, Suite 1800, Toronto, Ontario, Canada, M5J 2P1) at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof; (iii) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.

If you are a registered shareholder or a duly appointed proxyholder and log in to the Meeting online using your control number and accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

If you are a non-registered shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set forth elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.

Attending and Voting at the Virtual Meeting

Similar to last year, and to permit a greater number of shareholders to attend the Meeting, we will hold our Meeting in a virtual only format, which will be conducted via a live audio webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at the Meeting online. We hope that hosting a virtual Meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

How to Vote at the Meeting

Registered shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your control number for purposes of logging in to the Meeting online. See “How to Access the Virtual Meeting Platform” below for additional information on how to log in to the Meeting online.

In order to vote at the Meeting, non-registered shareholders must appoint themselves as proxyholders in accordance with the instructions below.

Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote at the Meeting.

How to Access the Virtual Meeting Platform

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-772-659-841. We recommend that you log in at 10:00 a.m. (Toronto time), one hour before the Meeting starts. Once you have logged in, select “I have a login” and then enter your control number (see below) and password “centerragold2025” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

•	Registered shareholders: The control number located on the form of proxy you received is your control number.

•	Duly appointed proxyholders: TSX Trust will provide the proxyholder with a control number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “How to Appoint a Proxy” below.

Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://meetings.lumiconnect.com/400-772-659-841, select “I am a guest”, and then complete the online registration form.

If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. Online check-in will begin one hour prior to the Meeting on May 6, 2025, at 10:00 a.m. (Toronto time). The Meeting will begin promptly at 11:00 a.m. (Toronto time) on May 6, 2025, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please contact support-ca@lumiglobal.com for assistance.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

If the Meeting is disrupted for any reason due to technical issues, please remain logged in to the Meeting.

How to Ask Questions at the Meeting

Registered shareholders and duly appointed proxyholders who login to the Meeting with a control number can ask questions during the Meeting via the messaging feature on the virtual meeting platform. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting. Questions or comments containing inappropriate language (including profanities or hostilities), questions of a personal nature, or questions that are otherwise disruptive to the orderly conduct of the Meeting will not be published or answered. If the Company cannot answer a question during the Meeting because of timing or technical limitations, management will endeavor to respond by email as soon as practical after the Meeting.

How to Appoint a Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Circular. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the Meeting online.

Step 1 - Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.

Step 2 - Register your proxyholder: To register a third-party proxyholder, shareholders must contact TSX Trust and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a control number. TSX Trust can be contacted by phone at 1-866-751-6315 (toll-free within North America) or 416-682-3860 or by internet at https://www.tsxtrust.com/control-number-request. Requests for a control number must be received by 11:00 a.m. (Toronto time) on May 2, 2025. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting. They will only be able to attend the virtual Meeting online as a guest.

If you are a non-registered shareholder and wish to vote at the Meeting, you must insert your own name in the blank space provided on the voting instruction form sent to you by your intermediary, follow the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Access the Virtual Meeting Platform”, you must first obtain a valid legal proxy from your intermediary. You must follow the instructions from your intermediary which are included with the legal proxy form or the voting information form sent to you with this Circular. If you have not received one, you must contact your intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Company’s transfer agent, TSX Trust by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxyvote@tmx.com. The request for registration must be labeled “Legal Proxy” and received by TSX Trust no later than the voting deadline of 11:00 a.m. (Toronto time) on May 2, 2025 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable.

Voting Common Shares

Centerra is authorized to issue an unlimited number of Shares and preference shares without par value. On March 11, 2025, the Company had 209,635,324 Shares issued and outstanding. The directors have fixed March 21, 2025 as the record date for the Meeting. Only holders of Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one (1) vote for each Share held.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company, the only persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities are indicated below:

Name	Number of Shares	Percentage
BlackRock, Inc.(1)	26,952,062	13.42%

1.	Alternative Monthly Reporting System Report on Form 62-103F3 of Blackrock, Inc. dated December 10, 2024, as filed on SEDAR+.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of Centerra for the period ended December 31, 2024 and the auditors’ report thereon will be placed before the Meeting. Copies of the financial statements, together with the auditors’ report thereon, are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. Please see “Voting Information – Notice-and-Access” above for further details regarding how to obtain copies of the financial statements and other Meeting Materials.

Election of Directors

The Board of Directors (the “Board”) has approved the nomination of the individuals named below for election as directors of Centerra. Each of the nominees, other than Ms. Karen David-Green and Ms. Nancy Lipson, is a current director of Centerra and has been since the dates indicated below and was elected to his or her present term as a director by the shareholders of the Company at the annual and special meeting of the Company’s shareholders held on May 14, 2024.

Management does not believe that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion, unless otherwise instructed. The form of proxy permits shareholders to vote for or against each nominee. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Majority Voting and Advance Notice Nominations

In accordance with the Canada Business Corporations Act (the “CBCA”), at uncontested shareholder meetings, any director nominee receiving more “against” votes than “for” votes will not be elected. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting, or (ii) the day on which their successor is appointed or elected.

In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Company’s by-laws require that all director nominations be made with sufficient notice and provide certain prescribed information concerning such director nominees. For further information, please refer to “Report on Corporate Governance – Statutory Majority Voting and Advance Notice Nominations” on page 47.

Board Nominee Information

According to the Company’s constating documents, the Board shall have between 3 and 15 directors.

The Company considers skills, age, culture geography experience, diversity of background and gender when reviewing potential director candidates, and the directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, government relations, Indigenous relations, risk management, legal, human resources metallurgy, mergers and acquisitions, and international business – key skills for overseeing the Company’s affairs and guiding its strategic growth. See also “Directors and Executive Officers IDEA” on page 51.

The following tables set out the name and biographical information of each nominee, including present principal occupations and directorships during the past five years and whether or not the nominee has been determined by the Board to be independent of Centerra under Canadian securities laws. The table below also sets out each nominee’s tenure on Centerra’s Board, attendance at Board and standing Committee meetings during 2024, other public company directorships, and minimum ownership requirement. All nominees are in compliance with their minimum ownership requirements. For further information on the breakdown of the Directors’ Share ownership, see “Report on Director Compensation – Share Ownership of Directors” on page 35.

The Board recommends that shareholders vote in favour of each of the following nominees as directors of Centerra. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

New Board Nominees

KAREN DAVID-GREEN

Independent Director Nominee(1) Resides in: Houston, Texas, United States Age: 56	Ms. David-Green has 30 years of experience in senior leadership positions on Wall Street and as a C-Suite Executive. Ms. David-Green currently serves as a director of DNOW Inc. and PHX Energy Services Corp. Ms. David-Green previously served as the Chief Communications, Stakeholder and Sustainability Officer at Expro Group; and various roles at Weatherford International plc the most recent being Senior Vice President, Stakeholder Engagement & Chief Marketing Officer. Ms. David-Green earned her BBA in Finance from the University of Texas at Austin and a specialized executive certification from the University of Cambridge. Ms. David-Green is Directorship Certified by the National Association of Corporate Directors (NACD) and NACD Certified in Cybersecurity Oversight.

2024 Board & Committee Attendance: N/A

2024 Voting Results: N/A

Board Tenure: New Director Nominee

Other Public Company Directorships:

DNOW Inc. (member of the Audit Committee)

PHX Energy Services Corp. (member of the Audit Committee

and Human Resources and Compensation Committee)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
N/A	N/A	Common Shares: 0 RSUs: 0 DSUs: 0	$0	N/A

NANCY LIPSON

Independent Director Nominee(1) Resides in: Rancho Santa Fe, California, United States Age: 55

Ms. Lipson retired from Newmont Corporation after 18 years of service, most recently as Executive Vice President and Chief Legal Officer and has held corporate legal roles at various companies, as well as serving as a commercial litigator in private practice. Ms. Lipson currently serves as a director of Frontier Group Holdings, Inc.  Ms. Lipson previously served on the Board of Trustees of the Colorado Legal Aid Foundation, as well as the Board of Denver CASA (Court Appointment Special Advocates).  In 2018, she was named one of Colorado’s Most Powerful Women by the Colorado Women’s Chamber of Commerce. Ms. Lipson is a Cum Laude graduate of Colorado College and received her law degree from the University of California, San Francisco.

2024 Board & Committee Attendance: N/A 2024 Voting Results: N/A Board Tenure: New Director Nominee Other Public Company Directorships: Frontier Group Holdings, Inc.

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
N/A	N/A	Common Shares: 0 RSUs: 0 DSUs: 0	$0	N/A

Incumbent Board Nominees

MICHAEL S. PARRETT

Mr. Parrett is an independent consultant and corporate director and has previously served as a director of Stillwater Mining Company from 2009 to 2017, Pengrowth Energy Corporation from 2004 to 2016, Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010) and Fording Canadian Coal Trust from 2003 to 2008. Prior to that, Mr. Parrett was the Chief Financial Officer and the President of Rio Algom Limited and Chief Financial Officer of Falconbridge Limited. Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.
Chair of the Board and Independent Director(1) Resides in: Richmond Hill, Ontario, Canada Age: 73	2024 Board & Committee Attendance: 100% 2024 Voting Results: 95.71% FOR Board Tenure: 11 Years Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$930,000	Common Shares: 42,812 RSUs: 217,142 DSUs: 0	$2,144,620	Yes

WENDY KEI

Independent Director(1) Resides in: Toronto, Ontario, Canada Age: 57	Ms. Kei is an accomplished finance executive with more than 25 years of senior business experience across multiple industries. Ms. Kei currently serves as Board Chair for Ontario Power Generation Inc. Ms. Kei previously served as Board Chair of NFI Group Inc. (TSX:NFI) and as Chief Financial Officer of Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation and Aber Diamond Corporation). Ms. Kei is a Fellow Chartered Professional Accountants (FCPA, FCA), a Fellow from the Institute of Corporate Directors (F.ICD), holds an ESG Designation (GCB.D) from Competent Boards and holds a Bachelor of Mathematics from the University of Waterloo. Ms. Kei was the recipient of the Women Corporate Directors Visionary Award for Strategic Leadership in 2024, was recognized as BMO Celebrate Women on Boards 2022 Honouree, was named one of Canada’s Top 100 Most Powerful Women in 2020 and was selected as a Diversity 50 2016 Candidate by the Canadian Board Diversity Council. Ms. Kei also volunteers with CPA Canada in a number of advisory roles and has served as a Director-in-Residence for ICD’s Board Oversight of Climate Change program since its inception.
2024 Board & Committee Attendance: 95%[4] 2024 Voting Results: 99.42% FOR Board Tenure: 3 Years Other Public Company Directorships: Ontario Power Generation Inc. (Board Chair)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 4,050 RSUs: 0 DSUs: 42,773	$386,287	In Progress

CRAIG MACDOUGALL

Independent Director(1) Resides in: Okanagan Falls, British Columbia, Canada Age: 62

Mr. MacDougall has over 35 years of experience in global exploration and mining.  Mr. MacDougall retired from IAMGOLD Corporation in 2023, after 12 years where he served as Executive Vice President, Growth, responsible for global precious metals exploration program.  Prior to his tenure at IAMGOLD, he served as President and CEO of Continental Nickel Limited.  He began his career at Noranda Inc. (Falconbridge Limited) advancing in roles of increasing responsibility, including Senior International Geologist and, later, as Exploration Manager in Australasia and Africa. Mr. MacDougall holds a B.Sc. in Geology from Mount Allison University and a M.Sc. in Earth Sciences from Memorial University of Newfoundland.  Mr. MacDougall is a registered Professional Geoscientist (P. Geo.) in the province of Ontario.

2024 Board & Committee Attendance: 100% 2024 Voting Results: 99.82 FOR Board Tenure: 1 year Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$526,500	Common Shares: 10,500 RSUs: 6,138 DSUs: 6,140	$211,738	In progress

JACQUES PERRON

Independent Director(1) Resides in: West Vancouver, British Columbia, Canada Age: 63

Mr. Perron has worked in the mining industry for more than 35 years and has extensive technical and operations experience.  He was appointed as a director of Centerra in October 2016, following the closing of the Company’s acquisition of Thompson Creek Metals Company Inc., where he served as President and Chief Executive Officer and director. Mr. Perron is currently a director of Franco-Nevada Corp., a director of Arizona Metals Corp., was previously President and Chief Executive Officer of Pretium Resources Inc. and has held senior executive roles at several other mining companies prior thereto.  Mr. Perron formerly served as a director of Tacora Resources Inc, Pretium Resources Inc., TMAC Resources Inc., Aquila Resources Inc., and Victoria Gold Corp. and is currently chair of the Canadian Mineral Industry Education Foundation Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

2024 Board & Committee Attendance: 100%

2024 Voting Results: 99.11% FOR

Board Tenure: 8 Years

Other Public Company Directorships:

Arizona Metals Corp.

Franco-Nevada Corporation (member of the ESG and Compensation Committee)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 106,778 RSUs: 3,534 DSUs: 0	$910,074	Yes

PAUL TOMORY

Mr. Tomory has over 25 years of experience in mining, engineering and construction and was appointed Centerra’s President and Chief Executive Officer effective May 1, 2023. Prior to his appointment, he was Executive Vice President and Chief Technical Officer of Kinross Gold Corporation, where he worked for over 14 years in a series of progressive technical roles. Prior to Kinross, he worked as a consultant at Bain & Company and Golder Associates. Mr. Tomory is a professional engineer from the University of Toronto and holds a Master of Business Administration from the University of Toronto’s Rotman School of Management.
President and Chief Executive Officer and Non-Independent Director(1) Resides in: Mississauga, Ontario, Canada Age: 52	2024 Board & Committee Attendance: 100% 2024 Voting Results: 99.77% FOR Board Tenure: 2 Years Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3)($)	Meets Requirement?
3 times annual base salary	$2,250,000	Common Shares: 44,742 RSUs: 124,051 PSUs: 359,704	$3,993,038	Yes

PAUL N. WRIGHT

Mr. Wright is a corporate director and has over 40 years of experience in developing and operating open pit and underground gold mines. Mr. Wright is currently Chairman of Galiano Gold Inc. Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and Chief Executive Officer starting from October 1999. Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.
Independent Director(1) Resides in: Vancouver, British Columbia, Canada Age: 71

2024 Board & Committee Attendance: 100%

2024 Voting Results: 99.17% FOR

Board Tenure: 5 Years

Other Public Company Directorships:

Galiano Gold Inc. (Chairman and member of the Governance,

Compensation and Nomination Committee)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 110,000 RSUs: 193,652 DSUs: 65,882	$3,048,657	Yes

1.	For further information on independence, see “Report on Corporate Governance – Independence of Board Members” on page 46.

2.	The minimum Share ownership requirement for directors is three times such director’s annual retainer (from time to time) to be achieved within a period of five years of becoming a director. The minimum Share ownership level set out in the table above reflects the ownership requirement based on 2024 annual retainers. Mr. Tomory’s share ownership requirement is governed by the Executive Share Ownership policy. For more information see page 17.

3.	Share ownership level for non-executive directors reflects the value of Shares, Deferred Share Units (“DSUs”) and Director Restricted Share Units (“Director RSUs”), held by the director. When calculating the value of the Share ownership of non-executive directors, Shares, DSUs and Director RSUs held are valued at the higher of cost at Acquisition Value (defined below) and Market Value, (defined below). For a breakdown of the number of Shares, DSUs and Director RSUs held by each non-executive director, and Share ownership calculation, see “Report on Director Compensation – Share Ownership of Directors” on page 35 for further information.

4.	Ms. Kei's attendance reflects her absence from one ad hoc meeting of the Nominating and Corporate Governance Committee which was called on short notice for a date on which Ms. Kei had pre-existing travel commitments.

2024 Shareholder Support

The table below sets out the voting results at the Company’s 2024 annual meeting of shareholders.

Nominee	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Wendy Kei	148,064,693	99.42%	867,037	0.58%
Craig MacDougall	148,659,809	99.82%	271,922	0.18%
Michael S. Parrett	142,540,384	95.71%	6,391,347	4.29%
Jacques Perron	146,616,832	99.11%	1,314,897	0.89%
Sheryl K. Pressler	147,378,974	98.96%	1,552,756	1.04%
Paul Tomory	148,583,418	99.77%	348,313	0.23%
Paul N. Wright	147,694,738	99.17%	1,236,993	0.83%
Susan Yurkovich	147,591,439	99.10%	1,340,291	0.90%

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Centerra’s knowledge, no nominee for director is or has been in the last 10 years a director, Chief Executive Officer or Chief Financial Officer of any company that: (a) was subject to an order that was issued while the nominee was acting in that capacity, or (b) was subject to an order that was issued after the nominee ceased to act in that capacity and which resulted from an event that occurred while that person was acting in that capacity. For the purposes of the foregoing, “order” means (i) a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for a period of more than 30 consecutive days.

To Centerra’s knowledge, no nominee for director: (a) is or has been in the last 10 years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

It is proposed that KPMG LLP be re-appointed as auditor of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. KPMG LLP was first appointed auditor of the Company on May 10, 2005.

Audit, tax and other fees billed by KPMG LLP in respect of the financial years ended December 31, 2024 and 2023 were as follows:

Fee Type	2024	2023
Audit Fees	$2,715,103	$2,371,356
Audit Related Fees(1)	$0	$0
Tax Fees(2)	$70,237	$72,730
All Other Fees(3)	$0	$0
Total	$2,785,340	$2,444,086

1.	Audit related fees in 2024 and 2023 included interim reviews of the consolidated financial statement.

2.	Tax fees in 2024 and 2023 were all related to tax compliance.

3.	All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.

The Board recommends that shareholders vote in favour of the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and the authorization of the Board to fix their remuneration. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve Centerra’s business and financial objectives and ensure that interests of management are aligned with the short and long-term interests of the Company’s shareholders. Centerra believes that its compensation program is consistent with those objectives and are in the best interest of shareholders. A detailed discussion of the Company’s executive compensation program is provided under ‘‘Compensation Discussion and Analysis’’ starting on page 14 of this Circular.

The Board has resolved to provide shareholders with a ‘‘Say on Pay’’ advisory vote on the Company’s approach to executive compensation, which is intended to form an important part of the ongoing engagement between shareholders and the Board. At the meeting, shareholders will be asked to consider, and if deemed advisable, approve the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in respect of the 2025 annual general meeting of shareholders.

Because this vote is advisory, it will not be binding upon the Board. However, the Board and the Human Resources and Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

2024 Shareholder Support

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
2024 Advisory Resolution on Compensation	143,916,854	96.63%	5,013,962	3.37%

The Board recommends that shareholders vote in favour of the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of the advisory resolution to accept the Company’s approach to executive compensation.

REPORT ON EXECUTIVE COMPENSATION

Letter from the Human Resources and Compensation Committee

Dear Centerra Shareholders,

Under the leadership of Paul Tomory, President and CEO, the Company made significant progress in 2024 in executing on our strategic plan and creating a strong platform for future growth. 2024 was a year committed to start unlocking the full potential of our assets while creating value for our shareholders and stakeholders.

There are a number of accomplishments that we would like to highlight, in addition to the specific achievements against our 2024 objectives that are discussed elsewhere in this Report on Executive Compensation.

On behalf of the Human Resources and Compensation Committee (the “HRC Committee”), this letter and the enclosed Compensation Discussion and Analysis provide an overview of the Company’s performance in 2024 and how the executive compensation outcomes for the year aligned with our results.

•	Safety remains the cornerstone of our operational success and a key priority for Centerra. In 2024, we continued to strengthen our "Work Safe | Home Safe" initiative, empowering every employee to identify and mitigate potential risks proactively. Our safety leadership programs, coupled with rigorous on-site training and the introduction of safety leading indicators, have led to a reduction in total reportable injury frequency rate across our operations.

•	We made meaningful progress executing on our strategic plan. One of the most significant achievements was the additional agreement we secured with Royal Gold, Inc. (“Royal Gold”) for our Mount Milligan Mine (“Mount Milligan”), which will result in a step up in payments Centerra receives for its gold and copper deliveries to Royal Gold, starting in approximately 2030. In conjunction with the 2024 year-end mineral reserves and mineral resources update, the Company has successfully extended the life of mine at Mount Milligan to 2036 by accelerating the use of mined-out areas of the open pit for waste storage. These accomplishments set the stage for Mount Milligan’s potential to evolve into a multi-decade operation, with a prefeasibility study underway to outline this potential.

•	Centerra announced a value maximizing strategy for our molybdenum business unit assets, comprised of the Thompson Creek Mine (“Thompson Creek” or “TCM”) and the Endako Mine, and the Langeloth Metallurgical Facility (“Langeloth” and, together with Thompson Creek, “US Moly”). In September 2024, we published the Thompson Creek feasibility study and Langeloth commercial optimization plan, which shows robust economics by vertically integrating Thompson Creek and Langeloth. Concurrently, we announced the decision to unlock significant value in our US Moly properties through the restart of operations at Thompson Creek and a progressive ramp-up of production at Langeloth.

•	In 2024, we delivered consistent operating performance at Öksüt and Mount Milligan, producing 368,104 ounces of gold and 54.3 million pounds of copper at an all-in sustaining cost on a by-product basis of $1,179 per ounce, on a consolidated basis. We maintained a robust financial position, ending the year with $625 million in cash and cash equivalents, and no debt. This strength enabled us to continue delivering value to shareholders through dividends and share buybacks while investing in our strategic initiatives. Our disciplined approach to capital allocation reflects our focus on balancing growth with shareholder returns.

•	We continued to make meaningful progress in our sustainability journey, marked by significant achievements across the organization.

o	The Öksüt Mine (“Öksüt”) successfully attained certification from the International Cyanide Management Institute, confirming complete adherence to the International Cyanide Management Code. This was a collaborative effort with many departments working together to achieve this significant milestone.

o	Additionally, our community engagement efforts over the last year led to notable achievements, including the expansion of employment initiatives with our First Nations partners at Mount Milligan and the recognition of Öksüt’s contributions to empowering women entrepreneurs in local communities.

o	We continued the execution of our multi-year Inclusion, Diversity, Equity and Accessibility (“IDEA”) program successfully maintaining our goal of 30% women representation in senior leadership roles. We participated in the International Women in Resource Mentoring Program for the fourth year, continued our IDEA training across the organization and implemented new initiatives to educate and raise awareness around respect, accountability and development for all employees.

o	This year, we advanced our Climate and Nature strategy, conducting site-level investigations and cost-benefit analyses of decarbonization initiatives that have been identified at our sites. These efforts will guide our decision-making and help us identify practical pathways for reducing greenhouse gas emissions.

Alignment with Compensation Outcomes

Following a thorough review of financial, operating and strategic achievements in 2024, the HRC Committee recommended, and the Board approved an annual incentive plan score for executives (and corporate roles) equal to 95% of target. When combined with an assessment of Mr. Tomory’s individual performance goals, he received an annual incentive plan award of $905,625, equal to 105% of target. Among the other named executive officers, annual incentive plan awards ranged from $279,126 to $404,800, or 92% to 112% of target.

When all elements of total compensation are combined, the executive officers lost over half of their intended compensation that would have paid or settled in 2024. While the Company made progress on its strategic plan in 2024 and experienced modest share price growth, longer-term incentive compensation for executive officers continued to be impacted by a depressed share price, aligned with the experience of shareholders. The second half of performance share units (“PSUs”) granted in 2022 did not vest at the end of December 2024 due to the Company’s 3-year relative total shareholder return positioned below threshold performance. Restricted share units (“RSUs”) that vested at the end of December 2024 also had a value well below the original grant value. All outstanding PSUs are currently tracking to a vesting score of zero and the majority of outstanding stock options are underwater. As the board and management look ahead, we are optimistic about the future, with a renewed strategy aimed at creating value for shareholders, and a compensation program that continues to align the interest of executives and investors.

HRC Committee Activities in 2024

In addition to the ongoing oversight of human resources programs, executive compensation and governance, and succession planning, the HRC Committee also completed the following in 2024:

•	Reviewed the Company’s industry peer group for assessing executive and director compensation and determined that the current peer group was still applicable given the Company’s size and scope.

•	Reviewed market trends and best practices for executive compensation design, prepared by the HRC Committee’s independent advisor and confirmed the appropriateness of the annual incentive plan and the long-term incentive plan (reviewed and revised in 2023).

•	Reviewed the competitiveness of compensation levels for senior executives.

•	Reviewed the results of an executive compensation risk assessment completed by the HRC Committee’s independent advisor, with no material risks identified.

•	Completed the biennial review of compensation for the board of directors, with changes adopted for January 1, 2025, that aligns director compensation to industry standards by eliminating meeting fees and adopting an all-in cash retainer.

•	Completed a high-level review of the results of an executive compensation risk assessment completed in 2023 by the HRC Committee’s independent advisor, with no material changes or risks identified.

Key Areas of Focus for 2025

In 2025, the HRC Committee will continue to focus on aligning pay outcomes with the achievement of objectives that create value for shareholders. The annual incentive plan for fiscal 2025 will reflect modest changes to the defined measures and relative weights of certain measures to reinforce our focus on financial and operating performance coupled with growth and internal value creation and, in particular to reflect the Company’s continued execution of the strategic plan announced in September 2023. Late in 2024, Centerra engaged Canadian Benefits Advisors (“CBA”) to review the Supplementary Executive Retirement Plan and propose alternatives more aligned with current market practice, without changing the value of the benefit. This work is ongoing in 2025. The HRC Committee will also review the methodology of the PSU incentive program and explore the potential of introducing additional long-term metrics for vesting. The Committee will also review the compensation peer group to ensure the competitive peers selected are still relevant to Centerra given its current size, assets and strategy.

Annual Meeting

I trust this letter provides insight into Centerra’s performance in 2024 and the HRC Committee’s rationale for compensation decisions made for the President and Chief Executive Officer and other Named Executive Officers (as defined below). I hope you will participate in the Meeting, and I encourage you to ask questions of me or any of the other members of the HRC Committee on issues of interest to you.

Yours truly,

(signed) “Jacques Perron”
Jacques Perron
Chair, Human Resources and Compensation Committee
March 11, 2025

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2024.

Named Executive Officers
Paul Tomory	President and Chief Executive Officer
Ryan Snyder(1)	Executive Vice President, Chief Financial Officer
Paul Chawrun	Executive Vice President, Chief Operating Officer
Yousef Rehman	Executive Vice President, Legal and Public Affairs
Claudia D’Orazio	Executive Vice President, People, Technology and Supply Chain
Darren Millman(2)	Former Executive Vice President, Chief Financial Officer

1. Mr. Snyder was appointed Executive Vice President, CFO on April 8, 2024.

2. Mr. Millman served as Executive Vice President, CFO until his resignation effective April 19, 2024.

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the HRC Committee are Mr. Perron (Chair), Mr. Parrett, and Mr. Wright, each of whom is independent of Centerra. The Board has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management. See “Report on Corporate Governance – Committees of the Board of Directors” on page 47 for a detailed description of the HRC Committee charter.

Human Resources and Compensation Committee Expertise

Each of the three HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

Mr. Perron became the Chair of the HRC Committee on August 1, 2024. During his career, Mr. Perron was President and Chief Executive Officer of several mining companies and was involved closely with executive compensation. Since 2016, he has also served on several boards of mining companies with oversight of human resources and executive compensation topics. He currently serves on the Compensation and ESG Committee of Franco-Nevada Corporation and is the Chair of the board of Arizona Metals Corp.

Mr. Parrett is the Chair of the Board. Mr. Parrett previously served as HRC Committee Chair from May 1, 2018, until October 1, 2019; and June 1, 2023, until August 1, 2024. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as chair of the Board of Directors and as chair of its Compensation Committee.

Mr. Wright was appointed to the HRC Committee on June 1, 2023. During his career, Mr. Wright was President and Chief Executive Officer of Eldorado Gold Corp. for 18 years during which he oversaw compensation matters for the organization including its senior executives. Mr. Wright has been the Chair of the Board of Galiano Gold since 2020 and is a member of its Governance, Compensation and Nomination Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisors, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

•	It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.

•	It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”) compensation, such as performance share units (“PSUs”), restricted share units (“RSUs”), and stock options (“Options”) to acquire Shares.

•	It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry. The review process is carried out with the involvement of other Board committees, including the Technical and Corporate Responsibility Committee, as appropriate. The HRC Committee also annually reviews, with the assistance of other Board committees, as appropriate, the achievement of such targets.

•	It makes recommendations to the Board regarding compensation and objectives for the CEO.

•	It reviews and approves compensation for the executives who report directly to the CEO.

•	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs, and Options.

•	It reviews Share ownership requirements and confirms that executives are compliant with such requirements.

•	It reviews, every two years, the board compensation programs of the Company’s comparator group to benchmark Centerra’s director compensation and makes recommendations to the Board as appropriate.

•	It reviews, as applicable, the Company’s Statement of Executive Compensation and similar public disclosure to ensure transparent disclosure to shareholders, with clear explanations of the process and rationale for pay decisions that demonstrate how pay aligns with Company performance.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with them. This review is conducted by independent external advisors who also provide regular updates to the HRC Committee regarding compensation related risks and corporate governance matters affecting compensation practices. Current practices that demonstrate effective governance and executive compensation risk management:

What we do

✓	We pay for performance	✓	We have a corporate disclosure and insider trading policy

✓	We review compensation annually	✓	We have a double trigger for change of control

✓	We have mandatory minimum share ownership policies for directors and executive officers	✓	We have a claw-back policy for executives that aligns with market practices

✓	The HRC Committee may exercise discretion in assessing components of annual incentive performance	✓	We have a HRC Committee whose members are all independent directors

✓	We maintain an executive compensation program with more than 69% of pay considered at-risk, and use an appropriate compensation mix, with fixed and performance-based compensation	✓	Incentive awards are based on multiple metrics, short-term incentive pay for executives is weighted heavily on corporate results and payouts are capped

✓	Equity awards vest over 3 years with overlapping vesting to promote retention and keep executives exposed to the risks of their decisions; vesting periods align with risk realization periods	✓	The HRC Committee retains independent advisors who provide perspective on best practices in executive compensation, governance, and risk management

What we do not do

🗶	We do not guarantee incentive compensation	🗶	We do not reprice Options that are out of the money

🗶	We do not grant options to non-executive directors	🗶	We do not provide tax gross ups to executives

A full review of compensation-related risk is completed by the independent advisor every two to three years and overseen by the HRC Committee. The last full review and report was completed in March 2023 by Southlea Group (“Southlea”) and concluded that there were no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra. The next full review of compensation related risk will be done in March 2026.

Human Resources and Compensation Consultant Fees

In 2022, Southlea, an executive compensation consulting firm, was engaged to be the HRC Committee’s ongoing independent advisor. From time to time, management may also engage Southlea to provide consulting services. While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the HRC Committee consultant or advisor (or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements to ensure independence and transparency.

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

	Amounts Paid in 2024		Amounts Paid in 2023
Consultant	Executive Compensation Related Fees	All Other Fees(1)	Executive Compensation Related Fees	All Other Fees(1)
Korn Ferry Hay Group	Nil	$2,964	Nil	$4,638
Southlea Group(2)	$171,009	Nil	$270,638	$1,688
Canadian Benefits Advisors(3)	Nil	Nil	Nil	Nil
Total	$171,009	$2,964	$270,638	$6,326

1.	In 2023 and 2024, “All Other Fees” for Korn Ferry Hay Group were related to Black – Scholes valuation pricing. In 2023, “All Other Fees” for Southlea were related to consulting services to complete a review of Diversity, Equity and Inclusion measures within existing incentive programs.

2.	In 2023, “Executive Compensation Related Fees” for Southlea were higher than normal due to introduction of the new additive annual incentive plan design, implementation of the new LTI Plan with RSUs and new PSU design, preparation for shareholder review and approval of the new Omnibus Incentive Plan, completion of the triennial executive compensation risk review and the biennial director compensation review, and support of compensation design as part of the leadership transition.

3.	Canadian Benefits Advisors (“CBA”) was engaged in 2024 to assist with a review of the Supplemental Executive Retirement Plan. While CBA did provide executive compensation related advisory services in 2024, no fees were paid for the work completed in the calendar year; Centerra will be invoiced in 2025.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra to align their interests with those of Centerra’s shareholders, focus executives on improving total shareholder returns (“TSR”) over time and mitigate compensation related risks. As a result, the Board has adopted a Share ownership policy setting forth Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the executive Share ownership policy. A minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs and RSUs held pursuant to the LTI Plan and Legacy Plans (each as defined below), and any other equity plan as determined by the HRC Committee. Options are not included in the calculation of an executive’s Share ownership.

Centerra’s Omnibus Incentive Plan (the “LTI Plan”), which was approved by shareholders at the Company’s annual and special meeting held on May 9, 2023, replaced Centerra’s Amended and Restated Restricted Share Unit Plan (the “Legacy RSU Plan”); Directors Share Unit Plan (the “Legacy DSU Plan”); Performance Share Unit Plan (the “Legacy PSU Plan”); and Share Option and Share Appreciation Rights Plan (the “Legacy Option Plan”) (collectively, the “Legacy Plans”).

When calculating the value of executive Share ownership, Shares, RSUs and PSUs are valued as follows:

Common Shares and RSUs are valued at the higher of “Acquisition Value” or “Market Value”. PSUs are valued at the “Acquisition Value” only. “Acquisition Value” is either the (i) cost at acquisition, or (ii) intended value at the time of grant (using a 5-day volume weighted average price (“VWAP”)), all as applicable. “Market Value” is, as of March 11, 2025 the 5-day VWAP of Shares on the TSX.

Ownership Valuation	Common Shares (Higher of)	LTI RSUs (Higher of)	Legacy RSUs (Higher of)	PSUs
Acquisition Value	Cost at acquisition	Intended value at time of grant	Cost at acquisition (amount of AIP bonus directed to purchase RSUs)	Intended value at time of grant
Market Value	5-day VWAP on date of measurement	5-day VWAP on date of measurement	5-day VWAP on date of measurement	n/a

The table below sets out a summary of each NEO’s most recent Share ownership requirements and their most recent shareholdings as of March 11, 2025. All NEOs were, as of March 11, 2025, in compliance with their Share ownership requirements.

Executive	Salary(1)	Target(1)	Type of Value(3)(4)	Common Shares(2) ($)	PSUs ($)	RSUs ($)	Total Value of Holdings ($)	Current Holdings as a Multiple of Base Salary(5)
Paul Tomory	750,000	2,250,000	Acquisition Value	416,894	2,673,624	903,318	3,993,836	5.5
			Market Value	369,122	n/a	1,023,421	4,066,167
Ryan Snyder	430,000	645,000	Acquisition Value	48,948	813,568	344,480	1,206,997	2.9
			Market Value	50,135	n/a	365,087	1,228,791
Paul Chawrun	550,000	825,000	Acquisition Value	111,052	1,467,992	257,879	1,836,924	3.4
			Market Value	116,589	n/a	279,444	1,864,025
Yousef Rehman	445,000	667,500	Acquisition Value	518,326	1,193,347	1,531,090	3,242,763	7.3
			Market Value	494,167	n/a	1,509,800	3,197,313
Claudia D’Orazio	430,000	645,000	Acquisition Value	401,923	1,126,091	1,040,271	2,568,286	6.0
			Market Value	424,504	n/a	840,469	2,391,063

1.	Salaries for NEOs are as of January 1, 2024 with the exception of Mr. Snyder whose salary is as of April 8, 2024 when he was appointed Executive Vice President, CFO.

2.	Pursuant to the requirements for executive Share ownership, a minimum of one-third of the Share ownership level must be met through the ownership of Shares. The relevant dollar figure that must be met through the ownership of Shares based on 2024 base salary is as follows: Mr. Tomory $750,000; Mr. Snyder $215,000; Mr. Chawrun $275,000; Mr. Rehman $222,500; and Ms. D’Orazio $215,000. In accordance with the executive Share ownership policy, the foregoing amounts must be achieved by May 1, 2028 for Mr. Tomory, April 8, 2029 for Mr. Snyder, January 1, 2029 for Mr. Chawrun, January 1, 2026 for Mr. Rehman, and January 1, 2027 for Ms. D’Orazio.

3.	“Acquisition Value” is either the (i) cost at acquisition, or (ii) intended value at the time of grant (using a 5-day volume weighted average price (“VWAP”)), all as applicable. Or, in the case of Legacy RSUs, the value of the annual incentive plan (bonus) directed by the executive to purchase Legacy RSUs.

4.	“Market Value” is, as of March 11, 2025, the 5-day VWAP of shares on the TSX being $8.25.

5.	Calculated at the higher of total Acquisition Value or Market Value of holdings divided by current base salary.

Succession Planning for Senior Management

Talent management and succession planning are critical to Centerra’s continued success and the Board has a formal process for annually reviewing succession planning for its executive officers and other senior management positions, including the CEO. The Board discharges these duties principally through the HRC Committee, which monitors progress in succession for executive positions reporting to the CEO to help ensure that the Company’s business will continue to be effectively managed in the future. In July of each year, the HRC Committee undertakes an in-depth review of succession planning, including a report from the President and CEO on succession for his direct reports and other senior management positions.

The CEO, working with the executive team, identifies internal successors for each of the NEOs and senior management positions throughout the organization. This includes the identification of successors that are “ready now” and on a longer-term basis. Further, to ensure business continuity, successors are also identified who may be able to serve in a temporary or emergency basis in the event of an unexpected vacancy. Both planning processes ensure that any business impacts are minimized, and operational continuity and stability is maintained when critical transitions occur.

The succession plans and related leadership development are based on Centerra’s annual talent management program which include talent reviews and identification and assessment processes that extends beyond the leadership level. The Company applies a leadership competency model to identify core and complementary leadership qualities required of its top leaders with specific competencies and learning journeys for aspiring leaders, emerging leaders and experienced leaders. This process cascades down through other levels of the organization and allows for the identification of high performing individuals and defined succession planning for all key roles in the Company including individualized development plans that can be supplemented with challenging project or work assignments, secondments, rotations, 360-degree reviews, continued education, coaching and mentoring.

The Company’s succession planning process includes succession planning for the CEO, who annually provides a list of potential successors for the CEO position to the HRC Committee and discusses each potential candidate. These discussions include an assessment of each candidate’s strengths, areas of development, long-term potential, and the steps the CEO is taking to help ensure a strong pipeline of internal talent is available to the Company. The process includes the identification of candidates that could, in appropriate circumstances, step into the role immediately, on a permanent or interim basis.

The announcement of the departure of Centerra’s Executive Vice President, CFO, Darren Millman resulted in the President and CEO and relevant Board committees reviewing the readiness and skillset of the internal candidates identified as potential replacements for the CFO position during the succession planning process. The Vice President, Finance, Ryan Snyder, was specifically hired in May 2022 to become the potential successor to the CFO and Mr. Snyder had a robust individual development plan in place to prepare him for such a transition. The President and CEO and the relevant Board committees decided that Ryan Snyder was ready to take on the role of Executive Vice President, CFO resulting in an orderly transition over several months between Darren Millman and Ryan Snyder. In April 2024, Ryan Snyder was appointed as Executive Vice President, CFO.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain, and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

•	Providing compensation levels competitive with comparator group companies in the mining industry;

•	Linking executive compensation to corporate performance and the creation of shareholder value;

•	Promoting prudent risk taking in accordance with the Company’s risk appetite;

•	Rewarding the achievement of corporate and individual performance objectives; and

•	Promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Peer Group for Benchmarking Compensation

As part of Southlea’s mandate, they assist the HRC Committee in conducting an annual review of the group of companies used by the Company as a reference for determining competitive total compensation for the President and CEO and senior executive roles. The peer group is selected from North American-based, publicly traded, mining companies (including gold and diversified metals) with whom Centerra competes for executive and other professional talent. Key selection considerations include size, operating complexity and international scope, and organizational structure.

Following that review, the Company concluded no updates to the peer group were required. The Company’s current peer group comprises the following fourteen companies:

Alamos Gold Inc.	Equinox Gold Corp.	Lundin Gold Inc.
B2Gold Corp.	First Majestic Silver Corp.	New Gold Inc.
Coeur Mining, Inc.	Fortuna Mining Corp.	SSR Mining Inc.
Dundee Precious Metals Inc.	Hecla Mining Company	Torex Gold Resources Inc.
Eldorado Gold Corporation	IAMGOLD Corporation

Components of Executive Compensation

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets or performance comparator ratios.

The table below summarizes Centerra’s four components of total compensation for executives, including base salary, annual cash incentive plan compensation, mid-term and long-term incentive plan compensation made up of share-based awards and Options; and employee benefits and executive perquisites, including a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust. Late in 2024, Centerra engaged Canadian Benefits Advisors (“CBA”) to review the SERP and propose alternatives more aligned with current market practice. This work is ongoing in 2025.

Summary of Compensation Components

Target Total Direct Compensation and Target Pay Mix

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive officer, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and the Board’s compensation philosophy is that most compensation paid to executives should be “at-risk” (annual cash incentive bonus, PSUs, Options, and RSUs where appropriate) to more closely align executives’ actions and decisions with the interests of the Company’s shareholders. In 2024, 71.4% (on average) of the NEOs’ (other than Mr. Millman) total target compensation was “at risk” compensation.

Executive	2024 Salary ($)	Annual Incentive Target	2024 PSU Target	2024 RSU Target	2024 Stock Options Target	2024 Target Total Direct Compensation (S)(3)	2024 Target Percent of at risk pay
Paul Tomory	750,000	115%	125%	62.5%	62.5%	3,487,500	78.5%
Ryan Snyder(1)	398,703	80%	90%	45%	45%	1,325,518	69.9%
Paul Chawrun	550,000	80%	90%	45%	45%	1,980,000	72.2%
Yousef Rehman	445,000	65%	80%	40%	40%	1,446,250	69.2%
Claudia D’Orazio	430,000	65%	80%	40%	40%	1,397,500	69.2%
Darren Millman(2)	150,050	0%	0%	0%	0%	150,050	0%

1.	Mr. Snyder’s 2024 Salary, AIP and LTI Plan grant values were pro-rated based on his April 8, 2024 promotion to Executive Vice President, CFO from Vice President, Finance.

2.	Mr. Millman received a pro-rated portion of his salary based on his April 19, 2024 departure from the Company. Due to his resignation, under the terms of the applicable plan documents, Mr. Millman was not eligible for a 2024 annual incentive bonus or long-term incentive award grants for the 2024 performance year.

3.	The number of PSUs and RSUs awarded is determined by dividing the target value of the grant by the five-day VWAP as of the grant date. The corresponding number of Options is determined by dividing the target value of the option grant by the product of the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes option value which an independent compensation consulting firm prepares for Centerra prior to each grant.

Compensation Decisions for 2024

Base Salary

Any salary changes for the other NEOs, all of whom report directly to the CEO, are recommended by the CEO to the HRC Committee who makes the final determination of any salary increase. For 2024, only Messrs. Snyder and Chawrun’s salaries changed. Mr. Snyder’s salary change is a reflection of his promotion from Vice President, Finance to Executive Vice President, CFO on April 8, 2024.

Executive	2024 Base Salary ($)	2023 Base Salary ($)	Percentage Change
Paul Tomory	750,000	750,000	0%
Ryan Snyder(1)	398,703	309,000	29%
Paul Chawrun	550,000	515,000	6.8%
Yousef Rehman	445,000	445,000	0%
Claudia D’Orazio	430,000	430,000	0%
Darren Millman(2)	150,050	514,800	n/a

1.	Mr. Snyder’s salary was pro-rated in 2024 based on his time in his role as Vice President, Finance until his promotion to Executive Vice President, CFO on April 8, 2024.

2.	Mr. Millman resigned from the Company effective April 19, 2024. He received a pro-rated portion of his salary in 2024.

Annual Cash Incentive Plan

In 2023, the committee adjusted the short-term incentive plan from a multiplicative calculation to an additive design with weights assigned to corporate and individual performance components. Starting with the 2023 performance year, NEO’s overall performance result, and subsequent payout is now calculated with the impact of the Company scorecard weighted based on their level within the organization.

Executive	Company Score Weighting	Individual Score Weighting
Chief Executive Officer	80%	20%
Executive Vice Presidents and Vice Presidents	70%	30%

The potential score for each of the Company and individual scorecards now ranges from 0-200% with an overall cap of 2 times target payout. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

2024 Corporate Performance

At the beginning of each year, the Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2024 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

•	Growth and internal value creation (40%)

•	Operating and financial performance (30%)

•	Environmental social governance (health, safety and sustainability performance) (30%)

If Centerra meets each of the targeted performance measures, the corporate performance multiplier is 1.0. If the maximum performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 2.0. If the minimum performance is not achieved for a particular corporate performance measure, no amount is payable for that measure.

A summary of the 2024 results as well as a discussion of 2024 corporate performance is set out below.

Annual Incentive Plan Corporate Scorecard and 2024 Performance

Environmental Social Governance (30%)

•       Total reportable injury frequency rate

•       Safety leading indicator targets

•       Environmental incidents by risk ranking

•       Tailings Management

•       Climate Change

•       Inclusion, Diversity, Equity and Accessibility

Operating & Financial Performance (30%)	• Gold Production • Copper Production • All-in sustaining costs (AISC) per ounce sold • Operating cash flow
Growth & Internal Value Creation (40%)	• Molybdenum business unit value recognition • Mount Milligan long term value creation • Goldfield evaluation • Organic gold equivalent ounces resources growth

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Weight (%)	Achieved (%)
Environmental Social Governance (30%)
Safety: Total Reportable Injury Frequency Rate (“TRIFR”)[1]	0.99	0.74	0.49	0.71	10%	112%
Safety Leading indicators implemented & targets achieved	3/6	4/6	6/6	5/6	5%	137%
Environmental Incidents by Risk Rating Level III Level IV Level V	1 0 0	0 0 0	Achieve target plus 10% overall incident reduction from 2023	Achieved target	5%	100%
Inclusion, Diversity, Equity & Accessibility (IDEA), Climate Change, and Tailings Management	Maintain 30% women in Director/Officer positions, implement at least 3 IDEA initiatives, develop site-based energy management plans & climate strategy, develop road map for Mining Association of Canada Towards Sustainable Mining tailings management protocol compliance & commence implementation			Achieved target	10%	100%
Operating and Financial Performance (30%)
Gold Production	349,396	388,218	407,629	368,104	10%	74%
Copper Production (000s pounds)	56,534	62,815	65,956	54,342	5%	0%
AISC per ounce Sold (US$/oz) – byproduct copper at $3.50/lb.	1,198	1,089	1,035	1,179	5%	59%
Operating Cash Flow (US$MMs) – Au price $1850/oz, Cu price $3.50/lb.	131	146	153	90	10%	0%

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Weight (%)	Achieved (%)
Growth and Value Creation (40%)
Molybdenum Business Unit – Value recognition	Announce TCM feasibility study and limited notice to proceed, Langeloth facility meets financial metrics, TCM operations re-start within budget and scope.			Above target	10%	130%
Mount Milligan – Long term value creation	Mount Milligan meets budget and guidance, execute a significant Royal Gold deal, Mount Milligan M+ optimization project on track.			Above target	20%	140%
Goldfield evaluation	Complete technical studies to determine the economic viability of the project,			Achieved target	5%	100%
Organic Gold Equivalent Ounces Resource Growth (Inferred or better)	250,000	500,000	1,200,000	530,000	5%	104%
TOTAL CORPORATE SCORE						95%

1.	TRIFR is penalized by the severity rate of the injuries with a fatality reducing the score to zero.

Environmental Social Governance:

•	Centerra ended the 2024 calendar year with a company-wide TRIFR of 0.71 which outperformed the target of 0.74 and resulted in a 6.6% improvement over 2023.

•	Centerra implemented six safety leading indicators in 2024 and set targets for each metric. The leading indicators included visible felt leadership interactions, Work Safe Home Safe training, mitigation of fatal risk verifications, field inspections, occupational health and hygiene monitoring and major TapRooT investigations and corrective actions. Year end results for each of the leading indicators, other than major TapRooT investigations and corrective actions, significantly exceeded targets. Given the significant achievement in these areas, the Company outperformed target and was awarded a score of 137%.

•	For the fourth year in a row, Centerra operated throughout the year without a material environmental incident at any of the Company’s operations, resulting in a 100% score.

•	Centerra advanced its Climate and Nature strategy, conducting site-level investigations and cost-benefit analyses of decarbonization initiatives at the Company’s sites resulting in the creation of site-based energy management plans. These efforts will help the Company identify practical pathways for reducing greenhouse gas emissions. The Company achieved target in this area.

•	The Inclusion, Diversity, Equity and Accessibility (“IDEA”) program continued into 2024, with Centerra maintaining 30% women representation within the director and executive officer groups and implementing three global initiatives while continuing to participate in the International Women in Resource Mentoring Program. The Company created new hire and exit surveys that removed unconscious bias language and added feedback on culture and inclusivity, revised and communicated a refreshed IDEA strategy with new initiatives focused on respect, accountability and development for all employees, and created a 360-feedback program that incorporated competencies on inclusive leadership behaviors providing constructive feedback for leaders at Centerra. These initiatives resulted in an overall score of 100% for 2024.

•	In the area of tailings management, the Company developed a road map aligned to the Mining Association of Canada Towards Sustainable Mining tailings management protocol compliance and commenced implementation resulting in an overall score of 100% for 2024.

Operating and Financial Performance:

•	Full year 2024 gold production was lower than target but greater than minimum threshold performance. The Öksüt mine achieved above target gold production results. However, the Mount Milligan mine achieved slightly lower than minimum threshold performance for gold production. As a result, the Company’s score of 74% was between threshold and target for this objective.

•	Full year 2024 copper production at the Mount Milligan mine was lower than minimum performance threshold resulting in a company score of 0% for 2024.

•	Adjusted all-in sustaining costs on a by-product basis per ounce sold (adjusted for a gold price of $1,850 per ounce and a copper price of $3.50 per pound, prices used when objectives were approved) of US$1,179 was slightly better than minimum threshold performance and resulted in a score of 59%. Operating cash flow (adjusted for a gold price of $1,850 per ounce and a copper price of $3.50 per pound, prices used when objectives were approved) of US$90 million was lower than minimum performance threshold and hence scored 0%.

Growth and Value Creation:

•	Molybdenum Business Unit – Value recognition: In September 2024, the Company published the Thompson Creek feasibility study and Langeloth commercial optimization plan, which showed robust economics by vertically integrating Thompson Creek and Langeloth resulting in an increased Net Present Value (NPV) compared to the prefeasibility study. Concurrently, the Company announced the restart of operations at Thompson Creek and a progressive ramp-up of production at Langeloth. Despite the achievement of these two objectives, Langeloth operations did not meet its budgeted 2024 financial objectives. The Company exceeded on two out of three objectives and hence was awarded 130% for these accomplishments.

•	Mount Milligan – One of the most significant achievements was the additional agreement the Company secured with Royal Gold, Inc. for the Mount Milligan mine, which will result in a step up in payments Centerra receives from its gold and copper deliveries to Royal Gold, starting in approximately 2030. This agreement immediately extended the mine life to 2035 and sets the stage for Mount Milligan’s potential to evolve into a multi-decade operation. Additionally, Mount Milligan’s M+ optimization program is on track with Phase 1 completed and delivering annualized value of over $10 million. However, the Mount Milligan mine did not achieve its financial and operating objectives and ended the year below guidance. Given the completion of a transformational deal with Royal Gold and the success of the M+ optimization program, the Company was awarded 140% (above target) for these accomplishments.

•	Goldfield advancement: The Company completed technical studies to support recovery assumptions for oxide and transition ore, with results incorporated into internal economic studies. However, the findings did not deliver the required economic viability expected for simplified flowsheet for the oxide and transition ore and unfortunately the results are currently insufficient to move the project forward at this time. Given the above, the Company was awarded a 100% score for delivering the studies that allowed a decision to be made on the project.

•	Organic gold equivalent ounces resource growth was 530,000 ounces slightly above target of 500,000 ounces resulting in a 104% score for this objective.

The HRC Committee reviewed the accomplishments in 2024 and following a thorough review of 2024 performance, the HRC Committee recommended, and the Board approved an annual incentive plan score for the Company equal to 95% of target.

2024 Individual Performance

Annually, all executives, including the CEO, establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite. For the CEO, these objectives are reviewed by the HRC Committee and approved by the Board.

The CEO’s individual performance for the purpose of the annual incentive plan cash bonus is based upon performance against the predetermined set of objectives. This performance rating is based upon input from the Chair of the Board, the Chair of the HRC Committee, members of the HRC Committee and Chairs of other committees, as appropriate. This rating and the resultant incentive compensation amount are recommended by the HRC Committee to the Board for approval.

Annually, the CEO provides the Chair of the HRC Committee with individual performance assessments for each of the executives who directly report to him or her, including the other NEOs. The HRC Committee reviews the recommendations and approves the individual performance scores, with such changes as it considers necessary, for such direct reports of the CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executive officer’s:

•	contributions to Centerra’s overall performance;

•	individual performance relative to pre-established goals;

•	long-term performance and potential for future advancement or ability to assume roles of greater responsibility; and

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Executive(1)	2024 Key Achievements
Paul Tomory	Mr. Tomory’s performance in 2025 was evaluated based on, among other things, the continued delivery of the Company’s long-term strategy of maximizing the value of its portfolio including the development of a long term vision for Mount Milligan, including the execution of an additional streaming arrangement with Royal Gold; continued delivery of strong safety and operation results at Öksüt mine in Turkey; execution of a strategy for value maximization of the Molybdenum Business Unit, including the completion of a Feasibility Study and the approved restart of the Thompson Creek mine; and the initiation of a refreshed set of studies for the Kemess asset and its potential for future development. Additionally, Mr. Tomory was evaluated on his Board engagement approach and on his improvements made in the Company’s organizational capabilities.
Ryan Snyder	Mr. Snyder’s individual performance in 2024 was evaluated based on, among other things: rigorous financial discipline in cost and cash management, including management of the Company’s capital return strategy; leading the ramp-up of increased commercial activities at our Langeloth facilities; providing financial support and advice on corporate development activities; strengthening the Company’s internal controls over financial reporting and continuing to lead the execution of process efficiencies within the Finance departments across the organization.
Paul Chawrun	Mr. Chawrun’s individual performance in 2024 was evaluated based on, among other things: steadily improving company-wide health and safety performance; successfully implementing the “M+” site-wide optimization program at Mount Milligan; continuing to lead the comprehensive technical studies for mine life extensions at the Mount Milligan mine; delivering a successful Feasibility Study for Thompson Creek restart, followed by project ramp-up activities both at site and in overall engineering and procurement; and advancing the technical work for revised concepts for the Kemess and Goldfield projects. Unfortunately, delivery of operational performance was a challenge in 2024 (specifically the Mount Milligan Mine) resulting in an individual performance rating slightly below target.
Yousef Rehman	Mr. Rehman’s individual performance in 2024 was evaluated based on, among other things: providing legal support on business development initiatives; advancing government relations and stakeholder engagement initiatives associated with the proposed Thompson Creek restart; continuing to advance the Company’s ESG strategy; and the continued development of the Company’s stakeholder engagement framework for its assets in British Columbia, including the building of a team to more proactively manage engagement.
Claudia D’Orazio	Ms. D’Orazio’s individual performance in 2024 was evaluated based on, among other things: restructuring the global Supply Chain organization to significantly improve performance in alignment with corporate objectives; continually improving performance in the Information Technology and Human Resources functions; putting in place a Cyber Risk management strategy; completing global talent reviews resulting in succession plans for key roles; executing on a number of significant senior personnel changes; continuing to lead the talent management program for the organization and executing on various initiatives in all three functional disciplines resulting in increased education and performance across the Company.

1.	Due to his April 2024 resignation, Mr. Millman was not eligible for a 2024 annual cash incentive bonus and his individual performance was not assessed.

Total Value of Annual Cash Incentive Awards for 2024

A summary of the 2024 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target AIP Amount ($)	Overall AIP Score(3)	Actual Incentive Amount ($)	Actual Incentive (% of Base Salary)
Paul Tomory	115%	862,500	105%	905,625	121%
Ryan Snyder(1)	80%	285,426	98%	279,718	65%
Paul Chawrun	80%	440,000	92%	404,800	74%
Yousef Rehman	65%	289,250	97%	279,126	63%
Claudia D’Orazio	65%	279,500	112%	311,643	72%
Darren Millman(2)	-	-	-	-	-

1.	As noted above, Mr. Snyder was promoted from Vice President, Finance to Executive Vice President, CFO on April 8, 2024. His target bonus amount ($) has been pro-rated based on his time in each role. He received a total salary amount of $398,703 in 2024.

2.	Under the terms of the annual incentive plan, Mr. Millman was not eligible for a cash bonus incentive award for the 2024 performance year due to his resignation in the year.

3.	The overall AIP score is the result of combining the weighted corporate and individual multipliers for each NEO.

Mid-term and Long-term Incentives

Mid-term and long-term incentives (“LTI”) align the interests of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Centerra. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value creation. The ultimate value that a recipient receives is contingent upon Centerra’s Share price performance.

In 2023, the Committee adjusted the LTI plan mix by introducing share-settled RSUs for executives and reducing the relative weight on Options. Applying these changes, the mix of LTIs for grants from 2023 onwards was 50% PSUs, 25% Options and 25% RSUs.

Equity-based Awards Granted in 2024

A summary of the 2024 LTI awards granted to each NEO is set out in the table below:

Executive	PSU Target (% of Base Salary)	PSU Intended Value ($)	PSUs Granted (#)(3)	RSU Target (% of Base Salary)	RSU Intended Value ($)	RSUs Granted (#)(3)	Options Target (% of Base Salary)	Options Target Amount ($)	Options Granted (#)(3)
Paul Tomory	125%	937,500	134,698	62.5%	468,750	67,349	62.5%	468,750	166,459
Ryan Snyder(1)	90%	320,970	46,116	45%	160,209	23,058	45%	160,209	54,095
Paul Chawrun	90%	495,000	71,121	45%	247,500	35,560	45%	247,500	82,297
Yousef Rehman	80%	356,000	57,543	40%	178,000	25,575	40%	178,000	63,210
Claudia D’Orazio	80%	344,000	49,425	40%	172,000	24,713	40%	172,000	61,079
Darren Millman(2)	-	-	-	-	-	-	-	-	-

1.	As noted above, Mr. Snyder was promoted from Vice President, Finance to Executive Vice President, CFO on April 8, 2024. His 2024 LTI grants were pro-rated based on his active time in each role.

2.	As noted above, Mr. Millman was not eligible for any 2024 LTI grants due to his resignation in the year.

3.	Number of LTI awards granted includes the initial grant amounts only. PSUs and RSUs receive additional dividend equivalent PSUs and RSUs, respectively, each time a dividend is paid by Centerra.

Performance Share Unit Vesting Condition

PSUs act as a mid-term incentive and their purpose is to align the interests of executives with Centerra’s performance in increasing shareholder value over the medium term, especially in comparison with other gold companies included in the S&P/TSX Global Gold CAD$ Index as measured through its Total Return Index Value (the “TRIV”). Beginning in 2023, PSUs granted under the LTI Plan: (i) vest 100% after three years, provided the performance criteria is met; and (ii) will be capped at 100% of target value in the event the Company’s three-year TSR is negative, regardless of relative performance. PSU grants made prior to 2023 under Centerra’s Legacy Plan vest over three years, 50% on December 31 of the year following the grant year (year 2) and the remaining 50% on December 31 of the subsequent year (year 3). At the time of vesting, the number of PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Centerra Performance Relative to TRIV	PSU Vesting Adjustment
Greater than 1.5	200%
Between 1.0 and 1.5	Linear calculation
1.0	100%
Between 1.0 and 0.75	Linear calculation
Below 0.75	0%

PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the LTI Plan) immediately prior to vesting of the PSUs or, at Centerra’s election, a Share purchased on the open market. PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on the Shares, additional dividend equivalent PSUs are credited to participants’ accounts. The number of additional PSUs credited to participants’ accounts in accordance with the LTI Plan is determined by dividing the dollar amount of the dividends payable in respect of the PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

Share Performance and NEO Compensation

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2019 to December 31, 2024. Centerra’s 5-year TSR was down 8.7%, below an increase of 45% over the same time period on the TSX Composite Index and below the TSX Global Gold Index increase of 9%. The closing price of the Shares on the TSX on December 31, 2024 was $8.18.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (CAD)

	2019	2020	2021	2022	2023	2024
Centerra Gold Inc. (TSX: CG)	$100	$143	$99	$75	$86	$92
S&P/TSX Composite Index	$100	$102	$124	$114	$123	$145
S&P/TSX Global Gold Index	$100	$122	$94	$90	$92	$109

NEO COMPENSATION VS. SHAREHOLDER RETURNS

Centerra’s executive compensation mix provides approximately one half of total compensation through mid-term and long-term incentives that are directly tied to the Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Share value. As a result, when our Shares out-perform Centerra’s comparators (measured via the S&P/TSX Global Gold Index — TRIV), the PSUs and RSUs are expected to be redeemed at values above target and most Options are expected to be “in-the-money”. Conversely, when the Shares under-perform Centerra’s comparators, PSUs are not expected to pay out and most Options are likely “underwater”.

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2019 to December 31, 2024 compared to NEO total compensation over the same time period.

	2019	2020	2021	2022	2023	2024
Centerra Gold Inc. (TSX: CG)	$100	$143	$99	$75	$86	$92
NEO Compensation (C$ millions)	$2.15	$2.41	$2.48	$1.53	$1.95	$2.09

The average total compensation figure above is a mathematical average of the total compensation paid to the included NEOs in a particular year as reported in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the total average compensation figure above. It does not include the compensation paid to NEOs who exited the Company mid-year.

CEO Compensation Lookback Analysis

The table below compares the value of Mr. Tomory’s disclosed total direct compensation (including salary, annual bonus and share-based awards, as reported in the Summary Compensation Table) since his appointment as CEO in May 2023, with its current value (realized and realizable compensation) as of December 31, 2024. The change in compensation is then compared to the change in TSR over the same periods.

The value of CEO compensation closely aligns with the experience of shareholders, with 53% of CEO total direct compensation delivered in share-based awards. On average, the realized and realizable value of CEO total direct compensation has been flat while a shareholder’s investment over the two performance periods has increased on average 2%.

	Awarded	Actual Compensation	Value of $100
Years	Compensation(1)	Value(2)	Period Start	Period End	CEO	Shareholder
2023	$2,332,412	$2,346,312	5/1/2023	12/31/2023	$101	$95
2024	$3,530,672	$3,495,592	1/1/2024	12/31/2024	$99	$107

1.	Includes the value of actual salary paid, actual annual bonus paid and the actual grant value of long-term incentives, consistent with the figures disclosed in the Summary Compensation Table for the respective year.

2.	Includes the value of actual salary paid, actual annual bonus paid, value received from vested share-based awards (specific to grants made during the respective performance period) and the outstanding value of unvested share-based awards, including PSUs currently valued at target (100%) and Options slightly in-the-money.

Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s NEOs (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(B) Share- Based Awards(2) ($)	(C) Option- Based Awards(3) ($)	(D) Non-Equity Incentive Plan Compensation(4) ($)	(E) Pension Value(5) ($)	(F) All Other Compensation(6) ($)	(G) Total Compensation ($)
Paul Tomory	2024	750,000	1,406,250	468,750	905,625	193,500	54,950	3,779,075
President and Chief	2023	500,000	937,500	312,500	582,412	129,000	29,967	2,491,379
Chief Executive Officer	2022	-	-	-	-	-	-	-
Ryan Snyder	2024	398,703	481,179	160,209	279,718	67,406	29,785	1,417,000
Executive Vice President,	2023	309,000	202,500	67,500	131,539	-	3,015	713,554
Chief Financial Officer	2022	193,269	97,397	77,918	78,557	-	33,015	480,156
Paul Chawrun	2024	550,000	742,500	247,500	404,800	114,576	62,218	2,121,594
Executive Vice President,	2023	515,000	695,250	231,750	440,428	111,240	38,300	2,031,968
Chief Operating Officer	2022	165,082	148,574	148,574	117,320	34,005	14,453	628,008
Yousef Rehman	2024	445,000	534,000	178,000	279,126	86,895	72,696	1,595,717
Executive Vice President,	2023	445,000	534,000	178,000	291,853	88,110	38,300	1,575,263
Legal and Public Affairs	2022	445,000	356,000	356,000	355,060	88,110	51,837	1,652,007
Claudia D’Orazio	2024	430,000	516,000	172,000	311,643	85,140	39,809	1,554,592
Executive Vice President.	2023	430,000	516,000	172,000	290,401	85,140	147,467	1,641,008
People, Tech and Supply Chain	2022	430,000	344,000	344,000	272,971	84,357	178,735	1,654,063
Darren Millman	2024	150,050	-	-	-	-	267,410	417,460
Former Executive Vice President,	2023	514,800	694,980	231,660	409,369	110,900	38,300	2,000,009
Chief Financial Officer	2022	514,800	463,320	463,320	424,360	111,197	91,605	2,068,602

1.	Amounts indicated represent actual base salary received in the applicable year. As previously mentioned, Mr. Snyder was appointed Executive Vice President, CFO on April 8, 2024, after being promoted from Vice President, Finance; the amounts in the above table reflect his pro-rated time in each role in 2024.

2.	Share-based units awarded are PSUs and RSUs which are valued at the grant date based on the fair market value of a Share calculated as the five-day VWAP. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by Share price movement and dividends in a similar manner as shareholders are affected by such events. The values provided in this table for PSUs and RSUs is the same as the accounting fair value treatment.

3.	Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model, which Centerra has chosen because it is one of the most common valuation methodologies for options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based awards for 2024, 2023 and 2022 respectively, were as follows: Paul Tomory $358,997 (2024) and $281,174 (2023); Ryan Snyder $122,697, $61,315, and $101,675; Paul Chawrun $177,487, $210,515 and $192,216; Yousef Rehman $136,323, $161,691, and $464,543; Claudia D’Orazio $131,727, $156,241, and $448,884; and Darren Millman $210,432 (2023), and $604,585 (2022).

4.	Amounts indicated represent annual incentive bonus earned in the year but paid in the following year. The amounts indicated for 2022 include any portion of annual incentive bonuses that were taken by individual NEOs in the form of Legacy RSUs under the Legacy RSU Plan (which are subject to a two-year vesting period). This amount does not include the dollar value of Legacy RSUs matched by the Company which is included in column (f) as more fully described in note (6) below. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSUs granted under the Legacy PSU Plan and LTI Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.

5.	Supplemental Executive Retirement Plan (SERP) contributions are earned in one year and contributed in the following year. Amounts in the table reflect the annual SERP contributions earned by each NEO in the relevant year.

6.	Amounts represent: (i) the aggregate amount of perquisites received in the year; and (ii) accrued vacation paid out that was carried forward from the prior year; and (iii) the dollar value of Legacy RSUs matched by the Company to NEOs who elected to receive all or a portion of their annual incentive payment in Legacy RSUs under the Legacy RSU Plan (see further details below). These RSUs are in respect of the annual incentive bonus earned in the year but paid in the following year (similar to amounts reflected in column (d) and the dollar amounts for the Legacy RSUs previously contributed (matched) by the Company to the NEOs under the Legacy RSU Plan are as follows: Yousef Rehman: $144,625 (2021), and Claudia D’Orazio: $121,875 (2021). All Legacy RSUs are subject to a two-year vesting period – 50% vest on the first anniversary date of grant, and the remaining 50% vest on the second anniversary date. This figure does not include group benefits which are generally available to all employees of the Company. For Mr. Millman, this amount also includes a completion bonus paid to him upon successful transition of his role upon his departure.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2024.

Option-based Awards					Share-based Awards
Name	Number Of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Value of unexercised in-the- money options(2) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share-based awards that have not vested(3) ($)	Market or payout value of vested Share- based awards not paid out or distributed(4) ($)
Paul Tomory	103,393	7.04	May 31, 2031	117,868	310,060	1,911,926	189,274
	166,459	6.96	March 5, 2032	203,080
Ryan Snyder	22,696	6.94	November 16, 2030	28,143	89,366	537,033	64,788
	11,769	8.78	March 7, 2031	-
	56,990	6.96	March 5, 2032	69,528
Paul Chawrun	64,358	6.94	November 16, 2030	79,804	186,805	1,185,577	99,919
	60,609	8.78	March 7, 2031	-
	82,297	6.96	March 5, 2032	100,402
Yousef Rehman	52,445	12.52	May 12, 2028	-	145,297	913,200	1,184,850
	62,745	12.22	March 5, 2029	-
	126,721	6.94	November 16, 2030	157,134
	46,552	8.78	March 7, 2031	-
	63,210	6.96	March 5, 2032	77,116
Claudia D’Orazio	35,307	12.52	May 12, 2028	-	134,019	856,216	523,271
	52,875	12.22	March 5, 2029	-
	150,296	6.94	November 16, 2030	186,367
	44,983	8.78	March 7, 2031	-
	61,079	6.96	March 5, 2032	74,516
Darren Millman	Nil	-	-	Nil	Nil	-	-

1.	In accordance with the terms of the Legacy Option Plan and LTI Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period.

2.	The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2024, which was $8.18, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of the date of this Circular).

3.	The market value of PSUs is based upon the market price of the Shares (calculated to be the five-day VWAP in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Share performance (for the applicable performance period) relative to the S&P/TSX Global Gold CAD$ TRIV Index as of December 31, 2024. The market value of RSUs that have not vested is based on the closing price of the Shares on December 31, 2024, which was $8.18.

4.	These amounts relate to (A) PSUs which vested on December 31, 2024, and (in accordance with the applicable plan text) are calculated in Canadian dollars, using the five-day VWAP of the Shares on the TSX, being $8.17 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2024; and (B) all RSUs which have vested on or prior to December 31, 2024, which have not been redeemed by participants and which have been valued using the closing value of the Shares on December 31, 2024 ($8.18).

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2024.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)(4)
Paul Tomory	80,301	304,878	905,625
Ryan Snyder	13,731	85,106	279,718
Paul Chawrun	25,958	169,588	404,800
Yousef Rehman	62,734	393,989	279,126
Claudia D’Orazio	60,620	343,638	311,643
Darren Millman	Nil	249,375	Nil

1.	Represents the aggregate dollar value that would have been realized in 2024 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.

2.	These amounts relate to RSUs (including RSUs credited as a dividend equivalent) which vested during 2024, which have been valued using the market value of the Shares on the applicable vesting dates. Legacy PSUs, which vested on December 31, 2024, did not meet the minimum performance threshold for payment, and therefore expired with no value on their vesting date. The value for PSUs (in accordance with the applicable plan text) is calculated using the five-day VWAP, in Canadian dollars, of the Shares on the TSX, being $8.17 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2024.

3.	Mr. Tomory had 38,268 RSUs vest in 2024; Mr. Snyder had 10,579 RSUs vest in 2024; Mr. Chawrun had 21,333 RSUs vest in 2024; Mr. Rehman had 50,558 RSUs vest in 2024; Ms. D’Orazio had 44,096 RSUs vest in 2024, and Mr. Millman had 32,573 RSUs vest in 2024. Included in Mr. Rehman, Ms. D’Orazio and Mr. Millman’s 2024 vesting RSU totals were RSUs granted pursuant to the Legacy RSU Plan. Under the provisions of the Legacy RSU Plan, such participants can redeem vested Legacy RSUs at any time for Shares up until one year following their termination date with Centerra.

4.	Amounts indicated represent the annual incentive bonus earned in the 2024 performance year but paid in the following year. As previously noted, Mr. Millman was not eligible for a 2024 annual incentive bonus.

Value of Options Exercised During the Year

Executive(1)	Grant Year	Options Exercised (#)	Value Realized ($)(2)
Ryan Snyder	2022	11,347	36,023
	2023	5,884	7,827
Yousef Rehman	2018	31,606	103,730
	2019	71,419	236,712
	2022	28,818	88,183
Claudia D’Orazio	2022	56,370	570,187
Darren Millman	2017	9,391	64,272
	2018	91,972	274,098
	2019	162,605	382,586
	2020	27,627	200,105
	2021	25,094	180,928
	2022	114,205	558,749
	2023	20,195	7,472

1.	Messrs. Tomory and Chawrun did not exercise any Options in 2024.

2.	Value realized refers to the difference between the sale price of the stock at the time of exercise and the strike price of the Options. It represents the actual financial benefit received before considering any taxes, fees, or other deductions.

Supplementary Executive Retirement Plan

The following table sets out the accumulated value of each NEO’s SERP at the beginning of 2024, the contributions made with respect to 2024 earnings (but paid in 2025) and the accumulated value as of December 31, 2024. Annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value.

Executive	Accumulated Value at Beginning of 2024(1) ($)	Contribution Earned in Respect of 2024(2) ($)	Accumulated Value at End of 2024(1) ($)
Paul Tomory	129,000	193,500	322,500
Ryan Snyder	Nil	67,406	67,406
Paul Chawrun	145,245	114,576	259,821
Yousef Rehman	490,890	86,895	577,785
Claudia D’Orazio	299,327	85,140	384,467
Darren Millman(3)	774,272	-	-

1.	Since these are self-administered RCA Trusts, investment income is not included in these amounts.

2.	Contributions made in respect of 2024 were based on eligible earnings in 2024 and paid in 2025.

3.	Mr. Millman was not eligible for a SERP contribution for the 2024 calendar due to his resignation on April 19, 2024.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs pursuant to the terms of the Company’s LTI Plan and their respective employment agreements with the Company. The Company’s plan and the employment agreements have a “double trigger” meaning that the benefits set out below are only triggered if both of the following events occur: (i) a change of control; and (ii) a termination without cause or a resignation for “good reason” following a change of control. A change of control itself will not trigger any of the benefits set out below.

“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. Resignation for “Good Reason” is defined in the NEO employment agreements to mean: (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit program or the SERP, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

Type of Termination	Severance	PSUs(3)	RSUs(3)	Options(3)	Benefits	SERP
Termination without Just Cause or Good Reason(1)

CEO and other NEOs hired prior to November 2020: Lump sum equal to base salary and target annual incentive for 24 months.

NEOs (other than the CEO) hired during or after November 2020: Lump sum equal to base salary and target annual incentive based on length of service - minimum 6 months to maximum 24 months.

		PSUs are pro-rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	RSUs are pro-rated to, and vest on the termination date. They must be redeemed within 60 days following the termination date.	Options that are vested as of the termination date may be exercised for a period of 90 days thereafter. Unvested options as of the termination date are cancelled.	Benefits continue for the applicable notice period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the applicable notice period following termination.
Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.	All PSUs held as of the termination date vest immediately and are paid based on actual performance at the higher of, the time of the change of control or the termination date	All outstanding RSUs vest immediately on the termination date. They must be redeemed within 60 days following the termination date.

All options immediately vest and remain exercisable for a period of 90 days.

If options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the options is provided.

					Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.

1.	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement.

2.	Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if a NEO was terminated without cause 18 months after grant of Legacy Plan PSUs, the entitlement would be to (i) for the first vesting period of 24 months, 18/24 of the PSUs that would vest during such vesting period; and (ii) for the second vesting period of 36 months, 18/36 of the PSUs that would vest (subject to the applicable adjustment factor at the time of termination) during such vesting period. PSUs granted under the LTI Plan cliff vest after 3 years, so in the above scenario, if a NEO was terminated without cause 18 months after grant of LTI Plan PSUs, the entitlement would be to 18/36 of the PSUs that would vest during such performance period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis – Performance Share Unit Plan” on page 26.

3.	Termination provisions described above are those provided within the LTI Plan. Outstanding PSUs, Legacy RSUs and Options that were granted prior to 2023 under the Legacy Plans retain their termination provisions as follows:

a.	PSUs: Same treatment as in the LTI Plan (difference only in vesting periods as noted in footnote 2)
b.	Legacy RSUs
i.	Termination without Just Cause or Good Reason: All RSUs vest immediately on the termination date
ii.	Termination without Just Cause or Good Reason within 24 months of a Change of Control: All RSUs vest immediately on the termination date

c.	Options

i.	Termination without Just Cause or Good Reason: Same treatment as in the LTI Plan

ii.	Termination without Just Cause or Good Reason within 24 months of a Change of Control: Same treatment as in the LTI Plan

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six to twelve months, dependent on length of service, (12 months in the case of Mr. Tomory) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2024. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $8.18, being the closing price of the Shares on December 31, 2024.

Termination of Employment

Executive(6)	Severance(1) ($)	Options(2) ($)	PSUs(3) ($)	RSUs ($)(5)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)

Termination without Just Cause or Good Reason
Paul Tomory	3,225,000	-	678,578	361,630	115,573	387,000	4,767,780
Ryan Snyder	774,000	-	172,740	90,855	35,229	92,880	1,165,705
Paul Chawrun	1,485,000	-	464,975	205,768	66,087	178,200	2,400,030
Yousef Rehman	1,468,500	115,701	467,554	166,381	95,482	176,220	2,489,838
Claudia D’Orazio	1,419,000	-	417,592	152,663	95,691	170,280	2,255,226
Termination without Just Cause or Good Reason within 24 months of a Change of Control
Paul Tomory	3,225,000	281,659	1,277,861	634,065	115,573	387,000	5,921,157
Ryan Snyder	1,548,000	83,599	349,843	174,569	70,459	185,760	2,412,230
Paul Chawrun	1,980,000	127,004	831,661	353,916	88,117	237,600	3,618,298
Yousef Rehman	1,468,500	141,406	651,129	262,071	95,482	176,220	2,794,809
Claudia D’Orazio	1,419,000	136,639	603,004	253,212	95,691	170,280	2,677,826

1.	Severance includes salary and annual incentive plan bonus at target for the severance period. In the case of “Termination without Just Cause or Good Reason” or “Termination without Just Cause or Good Reason within 24 months of a Change of Control” which occurs on December 31, 2024, a NEO would not receive more than the annual incentive plan bonus for all of 2024, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, in either termination scenario, for the 2024 incentive, there would be no incremental benefit to a NEO.

2.	In the case of “Termination without Just Cause or Good Reason”, for LTI Plan and Legacy Plan options, there is no incremental benefit to a NEO, except for Mr. Rehman. Mr. Rehman’s employment contract provides for accelerated vesting of Options that would have otherwise vested in the 24-month period following a “Termination Without Just Cause or Good Reason”. In the case of “Termination with Just Cause of Good Reason within 24 months of a Change of Control”, for Legacy Plan and LTI Plan Options, the value reflects only those unvested Options, which would accelerate in these circumstances that are “in the money”. All vested LTI Plan and Legacy Plan options are exercisable for a period of 90 days following the termination date.

3.	The PSU values above reflect only LTI Plan outstanding PSUs that would not have otherwise vested on December 31, 2024. In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2024, under the LTI Plan, PSUs would be pro-rated to the termination date, and the remaining units would vest as of the termination date, with the PSU payment amount based on an adjustment factor equal to the adjustment factor on December 31, 2024 (the termination date) or 1.0, whichever is lower. As the final tranche of legacy PSUs vested December 31, 2024, there are no remaining Legacy PSUs to include. Under the LTI Plan, in the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs granted under both Plans vest based on actual performance as of December 31, 2024.

5.	In the case of a “Termination without Just Cause or Good Reason”, all outstanding LTI Plan RSUs would be pro-rated to the termination date , and the remaining units would vest as of the termination date. In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all outstanding LTI Plan RSUs vest as of December 31, 2024. In the case of a “Termination without Just Cause or Good Reason” or “Termination without Just Cause or Good Reason within 24 months of a Change of Control”, all unvested Legacy RSUs held by the NEO on the NEO’s termination date shall immediately vest. Legacy RSUs were only granted under the Legacy RSU Plan. There were no unvested Legacy RSUs as of December 31, 2024.

6.	Mr. Millman ceased to be a NEO on April 19, 2024, upon his resignation. As such, no termination or change of control scenarios are provided for him in the table.

REPORT ON DIRECTOR COMPENSATION

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. Every two years, the HRC Committee, with the advice of an independent compensation consultant, reviews the compensation paid to Centerra’s Board members in order to ensure that it is in line with its comparator group companies. The most recent director compensation review was completed in 2024 by Southlea, with comparison made to the same sample of industry peers used to benchmark executive compensation. Following a review of the market data, the Company adopted a new director compensation framework, effective from and after January 1, 2025, that aligns compensation for directors to industry standard by eliminating meeting fees and adopting an all-in cash retainer.

2024 Director compensation was comprised of the following components:

Total Compensation ($)
Annual Retainer: Chair – Board(1)	310,000
Annual Retainer: Other Board Members(1)	175,500
Annual Retainer: Chair – Audit Committee	25,000
Annual Retainer: Chair – Human Resources and Compensation Committee	20,000
Annual Retainer: Chair – Nominating and Corporate Governance Committee	10,000
Annual Retainer: Chair – All other committees	15,000
Meeting attendance fee (per meeting)(2)	1,500
Travel allowance within North America(3)	1,500
Travel allowance outside North America(3)	4,500
Per diem for international travel(4)	1,500

1.	A portion of the annual retainers for each director and the Chair of the Board must be taken as equity-based compensation in the form of DSUs and/or Director RSUs under the LTI Plan (as defined below) (or, if approved, cash settled RSUs). The minimum to be taken in such equity units for the Board Chair’s retainer is $199,330 and for each director’s retainer is $115,000.

2.	Meeting attendance fees are paid for each Board or regular committee meeting a director attends.

3.	For directors not resident where the Board meeting is physically occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.

4.	Directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

Director Compensation Summary Table

The table below sets out compensation earned by directors in 2024.

Name(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	Total ($)
Current Directors
Wendy Kei	122,500	51%	120,000	49%	-		242,500
Craig MacDougall	36,000	25%	55,415	38%	55,415	38%	146,829
Michael Parrett	165,249	45%	-		200,000	55%	365,249
Jacques Perron	123,645	52%	-		115,500	48%	239,145
Sheryl Pressler	103,500	47%	-		115,500	53%	219,000
Paul Wright	58,791	25%	175,500	75%	-		234,291
Susan Yurkovich	56,500	24%	-		175,500	76%	232,000
Former Directors
Richard Connor	41,733	49%	-		42,798	51%	84,531

1.	Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2024 – a portion of the compensation (earned in respect of the fourth quarter of 2024) was not paid to directors until early 2025.

2.	This reflects all directors in 2024. Mr. Connor did not stand for re-election and ceased to be a Director of the Board effective May 15, 2024.

3.	The cash portion of the fees earned includes the cash portion of a director’s retainer, meeting fees and fees for acting as a chair (where applicable).

4.	This figure includes the intended value of DSUs, or Director RSUs awarded as a result of fees earned during 2024. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2024 is equal to the dollar amount of fees earned divided by the VWAP of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned in 2024 and subsequently vested and redeemed in 2024, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2024)”.

Share Ownership of Directors

Centerra has established a Share ownership policy for its non-executive directors requiring a value equal to three times such director’s annual retainer (from time to time), to be acquired within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The director Share ownership required amounts are set out in each nominee director’s profile. See “Business to be Transacted at the Meeting – Election of Directors” starting on page 8.

Since the value of DSUs and Director RSUs under the LTI Plan are tied directly to Centerra’s Share price, DSUs and Director RSUs under the LTI Plan count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs under the Legacy Plans are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting. DSUs and RSUs granted to directors under the LTI Plan will also count toward the achievement of these ownership levels. RSUs granted to directors under the LTI Plan and the Legacy RSU Plan settle in shares, unless the directors elect to receive the equivalent cash value instead.

Share ownership level of non-executive directors is calculated using the higher value of the Acquisition Value or Market Value of Shares, DSUs and Director RSUs.

The following table sets out the Share ownership of each of the Company’s incumbent directors, their Share ownership requirement, calculated as of March 11, 2025 and a description of whether each director meets their Share ownership requirements. Directors have five years to meet their Share ownership requirement. Each of the directors were, as of March 11, 2025, in compliance with their Share ownership requirements.

Director Name	Target Share Ownership Amount ($)(1)	Type of Value	Common Shares ($)	DSUs ($)	RSUs ($)	Book Value of Holdings (2) ($)	Total Current Market Value of Holdings(3) ($)	Meets Requirement(4)	Current Holdings (as a multiple of Annual Board Retainer)(5)
Wendy Kei	526,500	Acquisition Value	28,600	334,443	-	363,043	386,287	In progress	2.20
		Market Value	33,413	352,874	-
Craig MacDougall	526,500	Acquisition Value	100,275	55,741	55,722
		Market Value	86,625	50,639	50,655	211,738	187,918	In progress	1.21
Michael Parrett	930,000	Acquisition Value	283,800	-	1,791,149
		Market Value	353,199	-	1,791,421	2,074,949	2,144,620	Meets	6.92
Jacques Perron	526,500	Acquisition Value	759,391	-	28,873
		Market Value	880,919	-	29,156	788,264	910,074	Meets	5.19
Sheryl Pressler	526,500	Acquisition Value	357,902	274,076	-
		Market Value	396,644	302,984	-	631,979	699,627	Meets	3.99
Paul Wright	526,500	Acquisition Value	841,326	571,336	1,412,593
		Market Value	907,500	543,528	1,597,629	2,825,255	3,048,657	Meets	17.37
Susan Yurkovich	526,500	Acquisition Value	-	921,344	361,951
		Market Value	-	865,247	362,868	1,283,295	1,228,115	Meets	7.31

1.	The target Share ownership level set out in the table above reflects the ownership requirement based on 2024 annual retainers. As mentioned previously, the Company adopted a new director compensation framework, effective January 1, 2025. Directors have five years from that date to meet the shareholding requirements.

2.	Acquisition Value of holdings is calculated as follows: (i) Shares are valued at cost at acquisition; and (ii) DSUs and RSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date).

3.	Market Value of holdings is determined as follows: the total holdings multiplied by $8.25, the five-day VWAP of Centerra Shares on the TSX as of March 11, 2025.

4.	Directors have five years to meet their Share ownership requirement. Mr. Wright, Ms. Kei and Mr. MacDougall have until May 1, 2025, May 3, 2027, and May 14, 2029 to meet their Share ownership requirements, respectively.

5.	Calculated at the higher of Acquisition Value of Holdings and Total Current Market Value of Holdings divided by current annual cash retainer.

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out Share-based awards (DSUs and Director RSUs) as of December 31, 2024 for all non-executive directors in 2024. DSUs do not vest until the director ceases to hold any positions with the Company. Director RSUs vest immediately but are not redeemed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra or up until one year thereafter. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2024 and were not redeemed in 2024. DSUs and Director

RSUs redeemed during 2024 are found in the next table. Non-executive directors of Centerra do not have any option-based awards or any non-equity incentive plan compensation.

	Share-based Awards(1)
	Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of Share-based awards (DSUs) that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested Share- based awards (Director RSUs) not paid out or distributed ($)(2)
Current Directors
Wendy Kei	42,773	349,880	-	-
Craig MacDougall	6,140	50,225	6,138	50,209
Michael Parrett	-	-	217,142	1,776,222
Jacques Perron	-	-	3,534	28,908
Sheryl Pressler	36,725	300,411	3,557	29,096
Paul Wright(3)	65,882	538,917	193,652	1,584,073
Susan Yurkovich	104,878	857,905	43,984	359,789
Former Directors
Richard Connor(4)	0	0	0	0

1.	Share-based awards for director compensation can be either in the form of DSUs or Director RSUs. Director RSUs vest immediately upon their grant by the Company but are not redeemed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra or up until one year thereafter. Under the LTI Plan, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries. In contrast, under the Legacy DSU Plan, Legacy DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries until December 15 of the following year unless otherwise stated in their grant agreement. Former Directors have between 30 to 60 days to redeem Legacy DSUs following their departure from the Board, unless otherwise stated in their grant agreement. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.

2.	The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director by the closing price on the TSX of Centerra’s Shares on December 31, 2024, which was $8.18.

3.	Mr. Wright’s vested share-based awards amount includes RSUs granted to him as a milestone award in 2023 when he completed his appointment as Interim President and CEO.

4.	Mr. Connor did not stand for re-election and ceased to be a Director of the Board effective May 14, 2024.

Directors Incentive Plan Awards (Value Earned During 2024)

Deferred Share Units

The following DSUs were redeemed for cash or Shares in 2024 by individuals who were directors of Centerra for only a portion of 2024:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	DSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Richard Connor	May 14, 2024	May 30, 2024	65,206	629,895	9.66
		June 12, 2024	485	4,564	9.40

Director Restricted Share Units

Under both the Legacy RSU Plan and the LTI Plan, all Director RSUs vest immediately upon grant by the Company and can be redeemed at any time thereafter in accordance with its terms (See “Equity Compensation Plan Information – LTI Plan RSUs and PSUs”). The following table sets out Director RSUs which were redeemed for cash or Shares in 2024 by current directors:

Director Name	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Sheryl Pressler	February 14, 2024	3,582	23,784	6.64
	May 15, 2024	3,678	32,954	8.96
	August 14, 2024	3,084	28,095	9.11
	November 14, 2024	2,875	24,926	8.67

1.	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The “Gross Redemption Amount” does not reflect whether a director received cash or Shares in respect of the redeemed Director RSUs.

The following Director RSUs were redeemed for cash or Shares in 2024 by individuals who were directors of Centerra for only a portion of during 2024:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Richard Connor	May 14, 2024	February 14, 2024	3,582	23,784	6.64
		May 15, 2024	5,231	46,869	8.96

1.	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date.

EQUITY COMPENSATION PLAN INFORMATION

The LTI Plan approved at the Company’s previous annual and special meeting of shareholders effectively replaced Centerra’s Legacy Plans, as described below. Awards (as defined below) granted under the Legacy Plans remain outstanding and governed by the respective terms of such Legacy Plans, but no new awards are to be granted under any of the Legacy Plans. In 2017, Centerra established the Employee Share Purchase Plan (“ESPP”) in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to (i) motivate eligible employees to acquire Shares in a convenient manner, (ii) encourage employee Share ownership and (iii) align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full-time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

Purpose and Participation

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. The purpose of the LTI Plan is to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of shareholders, while allowing Centerra to remain competitive in the marketplace. In addition, the LTI Plan streamlines the administration of incentive awards, as all Awards granted by the Company to participants are governed by a single plan. Under the LTI Plan, equity-based incentives may be granted to certain of the Company’s directors, executive officers, employees and consultants, including Options, share appreciation rights, RSUs, PSUs and DSUs (collectively referred to as “Awards”). The ESPP is designed to similarly align the interests of participants with the interests of shareholders by facilitating a simple method for employees to gain a stake in the Company.

Maximum Number of Shares which may be Issued Pursuant to the Plans

The LTI Plan is a ‘fixed’ plan in that, subject to customary adjustment provisions provided for therein (including a subdivision or consolidation of Shares), it provides that the aggregate maximum number of Shares that may be issued, in the aggregate, under the LTI Plan is 7,588,834 Shares. Any Shares subject to an Award which have been exercised or settled in cash or in Shares purchased on the open market will again be available for issuance under the LTI Plan. Further, no Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares underlying Awards made under the LTI Plan to exceed the above-noted number of Shares reserved for issuance under the LTI Plan. Shares will not be deemed to have been issued pursuant to the LTI Plan with respect to any portion of an Award that is settled in cash. For greater certainty, any Shares reserved for issuance under awards under the Legacy Plans that are settled or forfeited, or that expire in accordance with their terms, will not be added to the reserve of Shares available for issuance under the LTI Plan.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security-based compensation arrangements, result in: (a) the number of Shares issuable pursuant to the ESPP and/or other units or Options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one year period, exceeding 10% of the outstanding Shares.

Administration

The HRC Committee is responsible for administering the LTI Plan and ESPP, subject to the oversight of the Board, and may further delegate its responsibilities thereunder to a plan administrator.

Insider and Non-Employee Director Participation Limit

The aggregate number of Shares issuable to insiders and their associates at any time under the LTI Plan, the Legacy Plans, the ESPP or any other proposed or established security-based compensation arrangement, will not exceed 10% of the issued and outstanding Shares, and the aggregate number of Shares issued to insiders and their associates within any one-year period under the LTI Plan or any other proposed or established share compensation arrangement will not exceed 10% of the issued and outstanding Shares. In addition, the total annual grant value of equity to any one non-employee director under the LTI Plan and any other proposed or established share compensation arrangement will not exceed $150,000 in the aggregate, of which, no more than $100,000 of value may be comprised of Options or Share Appreciation Rights.

Dividend Equivalents

If dividends (other than share dividends) are paid on Shares, dividend equivalents in the form of additional RSUs, PSUs or DSUs (as applicable) may be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends. Under the ESPP, cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.

Recapitalization

In the event of any change in the capital structure or any other change affecting the Shares, the HRC Committee will equitably adjust the aggregate number or kind of shares that may be delivered under the LTI Plan, the number or kind of shares or other property (including cash) subject to an Award, and the terms and conditions of Awards.

In the event of any other change in the capital structure or business of Centerra or other corporate transaction, the HRC Committee will be entitled, in its sole discretion, to make equitable adjustments to be made in such circumstances in order to maintain the economic rights of the participants in respect of Awards under the LTI Plan.

Amendments and Termination

The LTI Plan terminates in accordance with its terms on the 10th anniversary of the date it was adopted by the Company. The HRC Committee is entitled to suspend or terminate the LTI Plan at any time, or from time to time amend or revise the terms of the LTI Plan or of any granted Award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable laws and with the prior approval, if required, of the shareholders, the NYSE and/or TSX or any other regulatory body having authority over Centerra, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the LTI Plan.

The HRC Committee will be required to obtain shareholder approval to make the following amendments:

•	any amendment to increase the maximum number of Shares issuable pursuant to the LTI Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Shares;

•	except for adjustments permitted by the LTI Plan, any reduction in the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price (including any adjustment to a Share Appreciation Right having the same effect);

•	any amendment which increases the length of the period after a black-out period during which Awards or any rights pursuant thereto may be exercised;

•	any extension of the term of an Award beyond its original expiry date;

•	any increase in the maximum number of Shares that may be issuable to insiders pursuant to the insider participation limit;

•	any amendment that increases the limits previously imposed on non-employee director participation;

•	any amendment which would allow for the transfer or assignment of Awards, other than for normal estate settlement purposes;

•	any amendment which increases the maximum number of Shares that may be issuable upon exercises of Options issued under the LTI Plan as incentive Options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986;

•	any amendment which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of any Award under the LTI Plan; and

•	any amendment to the LTI Plan’s amendment provisions.

Except as specifically provided in a grant agreement approved by the HRC Committee, Awards granted under the LTI Plan will generally not be transferable other than by will or the laws of succession.

LTI Plan Options and Share Appreciation Rights

Each Option granted under the LTI Plan will entitle a participant to purchase one Share upon payment of an exercise price, subject to the terms and conditions of the LTI Plan and the applicable grant agreement. A participant may also elect to undertake a ”cashless exercise” or a “net exercise” in respect of Options. Share Appreciation Rights may be granted in conjunction with an Option. Options granted with Share Appreciation Rights will allow the participant to surrender the Option and exercise the related Share Appreciation Right. Upon the exercise of a Share Appreciation Right, the participant will be entitled to receive an amount equal to the product of (a) the fair market value of one Share on the date of exercise, minus the exercise price of the applicable Option, multiplied by (b) the number of Shares in respect of which the Share Appreciation Rights have been exercised.

All Options and Share Appreciation Rights granted under the LTI Plan will have an exercise price determined and approved by the HRC Committee at the time of grant, which will not be less than the fair market value of the Shares on the date of the grant. Subject to the terms of the LTI Plan, the “fair market value” of the Shares as of a given date means the VWAP on the TSX or the NYSE for the five trading days immediately preceding such date.

Subject to any vesting conditions set forth in a participant’s grant agreement, an Option and Share Appreciation Right (if applicable) will be exercisable during a period established by the HRC Committee which will not be more than ten years from the date of grant. The LTI Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate will fall during a blackout period. In such cases, the extended exercise period will terminate ten business days after the last day of the blackout period.

LTI Plan RSUs and PSUs

RSUs and PSUs granted under the LTI Plan are Awards that entitle a participant holding such Award to receive Shares, cash based on the fair market value of the number of Shares underlying the Award or a combination thereof upon settlement, subject to the terms of the applicable grant agreement.

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the HRC Committee. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of Award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards will be set out in the participant’s grant agreement.

Non-executive directors may elect to receive a portion of their compensation (as specified by the Board from time to time) in RSUs, subject to the limits and restrictions on non-executive director participation described above. Unlike grants under the Legacy Plans, it is intended that RSUs granted under the LTI Plan to members of senior management will be settled in Shares.

It is intended that all RSUs and PSUs granted under the LTI Plan will be subject to vesting over a three-year term from the date of grant. The number of PSUs that will vest will vary depending on the Company’s achievement over the designated performance period of performance criteria determined by the HRC Committee and set forth in the applicable grant agreement. The performance criteria applicable to PSUs granted under the LTI Plan will continue to be based on the performance of the Shares relative to other gold companies included in the S&P/TSX Global Gold CAD$ Index. See “Compensation Discussion and Analysis – Mid-term and Long-term Incentives”.

Subject to the achievement of the applicable vesting conditions, including any performance criteria, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date. RSUs and PSUs can be settled, at Centerra’s option, in cash or Shares, which Shares can be bought on secondary markets or issued from treasury.

LTI Plan DSUs

DSUs granted under the LTI Plan are Awards that evidence the right to receive cash based on the fair market value of a Share. Although DSUs may be available for grant to directors, executive officers, employees and consultants, Centerra currently expects to only grant DSUs as a form of non-executive director compensation, consistent with current practice under the Legacy Plans. See “Report on Director Compensation – Deferred Share Units” above.

The settlement of a DSU will generally occur following a pre-established deferral period, which will be upon or following the participant ceasing to be a director, executive officer, employee or consultant of Centerra, as applicable, subject to satisfaction of any applicable conditions and the applicable grant agreement.

Treatment of Equity Plans Upon Termination and Change of Control

The treatment of LTI Plan Awards upon termination and termination following a change of control can be found in the table on page 31 of this Circular.

Under the LTI Plan, in the event of a Change of Control, all outstanding Awards must be replaced by Replacement Awards (as defined below). If all outstanding Awards are not replaced by Replacement Awards, the HRC Committee will have the power, in its sole discretion, to modify the terms of the LTI Plan and/or the Awards granted thereunder, including to cause the power to accelerate vesting (including on the basis of up to the maximum level of achievement of any applicable performance criteria) to assist the participant to tender into any take-over bid or other transaction leading to a Change of Control (including to conditionally settle or to permit the conditional exercise of any Awards).

In the event of a Change of Control, an award will be considered a “Replacement Award” if the HRC Committee (as constituted immediately before the Change of Control) determines, in its sole discretion, that such award meets the following requirements:

•	it has a value equal to the value of the Award intended to be replaced by the Replacement Award (each such replaced Award, a “Replaced Award”) as of the date of the Change of Control,

•	it relates to publicly traded equity securities of (i) the Company, (ii) the entity surviving the Company following the Change of Control, or (iii) the parent entity of such surviving entity,

•	it contains substantially identical vesting terms to those of the Replaced Award (except that for any Replaced Award that is performance-based, the Replacement Award shall be subject solely to time-based vesting for the remainder of the applicable performance period (or such shorter period as determined by the HRC Committee) and the level of achievement of the performance criteria in respect of the applicable Performance Period shall be deemed to be the maximum level of achievement), and

•	its other terms and conditions are not less favorable to the participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control.

A Replacement Award may take the form of the continuation of the applicable Replaced Award if the requirements above are satisfied.

Employee Share Purchase Plan

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary.

Securities Authorized for Issuance Under the Equity Compensation Plans

The following table sets forth, as of December 31, 2024, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by securityholders
Employee Share Purchase Plan(1)	53,319		3,942,416
LTI Plan(2)			3,674,586
Options	1,132,713	$7.51
RSUs(3)	671,167
Legacy Stock Option Plan	1,409,738	$8.85	0
Legacy RSU Plan(4)	520,820		0
Equity compensation plans not approved by securityholders
Nil
Total	3,787,757		7,617,002

1.	This represents the number of Shares actually issued under the ESPP in early Q1 2025, for aggregate cash proceeds that were in participants’ account as of December 31, 2024. Under the ESPP, Shares are issued to participants on a quarterly basis, as soon as administratively possible after such quarter end and based on the five-day VWAP on such purchase date, which was $8.11.

2.	The overall number of securities remaining available for future issuance under the LTI Plan includes the specified share-settled awards, as well as all outstanding cash-settled awards granted under the LTI Plan.

3.	Information provided here includes share-settled RSUs (333,257), share-settled Discretionary RSUs (231,051), and Director RSUs (106,859). Share-settled RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director.

4.	Information provided here includes Director RSUs (182,080), Legacy RSUs (253,387) and Discretionary RSUs (85,353). As noted elsewhere, Legacy RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director. All outstanding Discretionary RSUs can only be redeemed for Shares issued from treasury.

The following tables set forth additional information regarding Centerra’s security-based compensation arrangements.

Plan	Burn Rate(1)
LTI Plan
2022	n/a
2023	0.49%
2024	0.50%
Legacy Option Plan
2022	0.59%
2023	0.00%
2024	0.00%
Legacy RSU Plan
2022	0.06%
2023	0.00%
2024	0.00%
Employee Share Purchase Plan
2022	0.05%
2023	0.07%
2024	0.08%

1.	Calculated by dividing (a) the number of securities granted under the arrangement during the applicable fiscal year by (b) the weighted average number of Shares outstanding for the applicable fiscal year.

Plan	Plan Maximum(1)	Outstanding Securities Awarded(2)	Remaining Securities Available for Grant(3)
LTI Plan	7,588,834 (3.55%)	1,803,880 (0.84%)	3,674,586 (1.72%)
Legacy Option Plan	18,000,000 (8.43%)	1,409,738 (0.66%)	0 (0.00%)
Legacy RSU Plan	4,000,000 (1.87%)	520,820 (0.24%)	0 (0.00%)
Employee Share Purchase Plan	5,000,000 (2.34%)	1,023,114 (0.48%)	3,942,416 (1.85%)

1.	The maximum number of securities issuable under each arrangement expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2024).

2.	The number of outstanding share-settled securities awarded under each arrangement as of December 31, 2024 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2024).

3.	The number of securities under each arrangement that are available for grant as of December 31, 2024 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2024). Following approval of the LTI Plan in 2023, no grants were made under the Legacy Option Plan or Legacy RSU Plan.

Legacy Plans

Legacy Option Plan

Legacy Options granted under the Legacy Option Plan are non-transferable, other than by will or the laws of descent and distribution. Legacy Options granted under the Legacy Option Plan must be exercised no later than eight years after the date of the grant. Legacy Options granted under the Legacy Option Plan vest as to one-third on each of the first, second and third anniversaries of the grant. The Legacy Option Plan provides for the term of Legacy Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period.

The HRC Committee may amend, suspend or terminate the Legacy Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Legacy Options or rights granted to a participant under the Legacy Option Plan without the participant’s consent. In addition, the following amendments to the Legacy Option Plan, or to Legacy Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Legacy Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Legacy Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of a Legacy Option or that would result in the exercise price for any Legacy Option being lower than the fair market value of a Share at the time the Legacy Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of a Legacy Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Legacy Option Plan dies, Legacy Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Legacy Options not vested will expire. Legacy Options granted under the Legacy Option Plan may not be transferred or assigned other than by will or the laws of descent and distribution. Under the Legacy Option Plan, if a participant retires or becomes disabled, unvested Legacy Options will continue to vest and vested Legacy Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Legacy Options which are not exercised expire. If a participant ceases to be eligible under the Legacy Option Plan for any other reason, except due to a change of control of Centerra, each Legacy Option held by the participant which is unvested will be cancelled immediately and each Legacy Option that is vested as at the date the participant ceases to be eligible under the Legacy Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Legacy Options held by the participant will expire. In the event of a change of control, all Legacy Options will vest immediately, and the participant may exercise his or her Legacy Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Legacy Options will expire. The Legacy Option Plan will be terminated by the HRC Committee upon there being no more Legacy Options outstanding thereunder.

Legacy RSU Plan

Administration of the Legacy RSU Plan

If a participant under the Legacy RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the Legacy RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. Legacy RSUs granted under the Legacy RSU Plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Legacy RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board on all matters requiring approval of the Board. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the Legacy RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the Legacy RSU Plan, the number of securities subject to the Legacy RSUs and the number of Legacy RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the Legacy RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the Legacy RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the Legacy RSU Plan or any Legacy RSU, amendments to the termination or early termination provisions of the Legacy RSU Plan or any Legacy RSU and amendments necessary to suspend or terminate the Legacy RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the Legacy RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a Legacy RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of Legacy RSUs under the Legacy RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the Legacy RSU Plan; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). The Legacy RSU Plan will be terminated by the HRC Committee upon there being no more Legacy RSUs outstanding thereunder.

RSUs Issued to Directors under the Legacy RSU Plan

All Director RSUs awarded to directors under the Legacy RSU Plan vested upon grant and expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs granted under the Legacy RSU Plan at any time after grant.

Under the Legacy RSU Plan, upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable taxes; or (C) a combination of (A) and (B), at the election of the participant.

If a director participant in the Legacy RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

RSUs Issued to Employees under the Legacy RSU Plan

All Legacy RSUs granted to eligible employees under the Legacy RSU Plan are subject to a two-year vesting period; 50% of the Legacy RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Under the Legacy RSU Plan, upon redemption of a Legacy RSU, Centerra shall issue from treasury one Share for each whole vested Legacy RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Legacy RSUs held by such participant under the Legacy RSU Plan shall vest immediately and can be redeemed by the eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Legacy RSUs held by such participant under the Legacy RSU Plan shall automatically be terminated and vested Legacy RSUs held by such participant may be redeemed within one year from such resignation or termination.

Legacy DSU Plan

While serving as a director, Legacy DSUs cannot be redeemed. Legacy DSUs are redeemed in full by the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs of directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each Legacy DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the Legacy DSUs equal to the weighted average of the closing price of Centerra’s Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional Legacy DSUs equal in value to the dividend multiplied by the number of Legacy DSUs held by the director.

Legacy PSU Plan

The Legacy PSU Plan provided a staggered vesting schedule over three years whereby 50% of the Legacy PSUs vest on December 31 of the year following the grant year (end of year 2), and the remaining 50% of the Legacy PSUs vest on December 31 of the subsequent year (end of year 3). At the time of vesting, the number of Legacy PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Legacy PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the Legacy PSU Plan) immediately prior to vesting of the Legacy PSUs or, at Centerra’s election, a Share purchased on the open market. Legacy PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on the Shares, additional Legacy PSUs are credited to participants’ accounts. The number of additional Legacy PSUs credited to participants’ accounts is determined by dividing the dollar amount of the dividends payable in respect of the Legacy PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

REPORT ON CORPORATE GOVERNANCE

The Board and management believe that sound and effective corporate governance is essential to Centerra’s performance. Centerra has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the Nominating and Corporate Governance Committee of the Board reviews Centerra’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The following statement sets out a description of Centerra’s corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board Mandate

The Board supervises the conduct of the affairs of the Company directly and through its committees. In so doing, the Board acts in the best interests of the Company, while recognizing the importance of the enhancement of both short and longer-term value. In carrying out its responsibilities, the Board appoints the executive officers of the Company and meets with them on a regular basis to receive and consider reports on the Company’s business. The Board holds regularly scheduled meetings, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings. Between January 1, 2024 and December 31, 2024, the Board held 11 meetings.

The fundamental responsibility of the Board is to supervise the management of Centerra’s business and affairs. Centerra’s Board promotes fair reporting, including financial reporting, to shareholders and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

The Board is, among other matters, responsible for the following:

•	selection, appointment, evaluation and setting compensation of, and, if necessary, termination of the CEO;

•	oversight of CEO’s selection, appointment, evaluation and termination of other executive officers;

•	satisfying itself as to the integrity of the CEO and other senior officers of the Company and as to the culture of integrity throughout the Company;

•	adoption of a strategic planning process and approval of strategic plans;

•	ensuring risk management policies and procedures are in place and appropriate;

•	overseeing policies and procedures regarding the integrity of financial reporting and information management;

•	oversight of estimates of Centerra’s mineral reserves by management;

•	oversight of human resources policies;

•	oversight of communications policies;

•	oversight of health, safety and environmental policies;

•	oversight of disclosure policies and procedures;

•	corporate governance;

•	oversight of environmental and social governance; and

•	certain other matters which may not be delegated by the Board under applicable corporate law.

The Board has adopted a formal written mandate which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The Board and committee mandates are reviewed at least annually by the Board. The full text of the Board mandate is set out in Appendix A. A copy of the mandates for the Board and each standing committee can also be found on Centerra’s website at www.centerragold.com.

Directors frequently (in person, by phone or virtually) meet individually or in groups with senior management in work sessions to obtain further insight and provide guidance into the operations of the Company and its subsidiaries and are involved on a regular basis in discussions with management. Each Board committee may engage outside advisors at the expense of the Company. Individual directors are also free to consult with members of senior management whenever required and to engage outside advisors, at the expense of the Company, with the authorization of the Nominating and Corporate Governance Committee.

Strategic Planning

The Board works with management in developing the overall business strategy of the Company and reviews the annual business plans for achieving its objectives, which sets the basis for creating annual objectives for the CEO. The Board receives regular updates from management regarding management’s implementation of the business strategy.

Along with those matters which must by law be approved by the Board, key strategic decisions are also submitted by management to the Board for approval or discussion. In addition to approving specific corporate actions, the Board reviews and approves the reports issued to shareholders, including annual and interim financial statements, management information circulars, management’s discussion and analysis and related press releases.

Overseeing the Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing Centerra’s affairs. The CEO’s key responsibilities include articulating the vision for the Company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Annually, the Board sets objectives for the CEO which align with the Company’s annual business plan and strategic plan. These objectives include both specific quantifiable goals and general goals that are qualitative and not driven by a predetermined mathematical formula. The Board conducts a formal review of the CEO’s performance once per year.

The CEO is accountable to the Board and the Board committees. The Board Chair meets frequently with the CEO to discuss the affairs of the Company and to provide guidance and feedback. Throughout the year, on an ad hoc basis, the CEO also interacts with individual Board members to discuss matters.

The Board has established clear limits of authority for the CEO. These are described in Centerra’s delegation of financial authority policy.

The Board receives regular reports from the CEO on Centerra’s operating activities as well as timely reports on certain non-operational matters, including risk management, finance, safety, health, environment, corporate social responsibility, legal, government relations, business development, human resources, corporate governance, investor relations, and insurance matters.

The Board Chair

The Board appointed Mr. Parrett as the Chair of the Board as of October 1, 2019. Mr. Parrett has been an independent member of the Board since May 8, 2014.

Pursuant to the Board mandate, the Chair is principally responsible for overseeing the operations and affairs of the Board. The Chair’s responsibilities include leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; confirming that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independent from management; acting as a liaison between the Board and senior management; encouraging effective communication between the Board and the CEO, and working with the CEO, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within Centerra.

Position Descriptions of Board Chair and Chief Executive Officer

The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities for such role. This position description is reviewed by the Board annually. The position description for the Chair of the Board is contained in the Board mandate. The Board mandate also provides that the chair of each committee is responsible for determining the agenda, and the frequency and conduct of the meetings of that committee.

The Board has also adopted a position description for Centerra’s CEO, which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board annually.

Independence of Board Members

Centerra has a total of eight board members which includes the CEO and seven independent Board members (as further described below).

Centerra’s Board has assessed the independence of each director. In determining independence, the Board examined and relied on the definition of independence in NI 58-101. After considering a wide variety of factors and information disclosed by each director, the Board has determined that a majority of the current directors (seven of eight) are independent.

The Board has determined that Mr. Tomory is not independent because, as President and CEO of the Company, he is a member of management.

To ensure that the Board is able to discharge its responsibilities independently of management, the independent director(s) have regularly scheduled opportunities to meet separately from management and the non-independent directors following each meeting of the Board. In 2024, the independent members of the Board met 7 times, during formal Board meetings.

Interlocking Directorships

An “interlock” occurs where two or more Board members also serve together as board members of another public company. Currently, no members of the Board have any interlocking directorships and, as such, the Company has not found a need to adopt a formal policy relating to interlocking directorships.

Statutory Majority Voting and Advance Notice Nominations

In accordance with the CBCA, the Company’s governing statute, for all uncontested shareholder meetings, each director nominee will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting and (ii) the day on which their successor is appointed or elected.

In addition to the requirements under the CBCA, the Company’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Company of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Company would be required to include in a management information circular in respect of the election of directors. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.

In the case of an annual meeting of shareholders, notice to the Company must be received not later than 30 and not earlier than 65 days prior to the date of the annual meeting; provided, however, that if the first public announcement of the date of the annual meeting is less than 50 days prior to the meeting, notice must be received not later than the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Company must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

Committees of the Board of Directors

Each standing committee of the Board operates under a written mandate/charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. The charters are reviewed annually by the relevant committee and any changes are recommended to the Board. In 2024, as part of an ongoing Board refresh program, the composition of each Committee was refreshed. Ms. Pressler was appointed as a member of the Audit Committee; Mr. MacDougall and Ms. Pressler were appointed as members of the Nominating and Corporate Governance Committee; Mr. Perron was appointed as Chair of the Human Resources and Compensation Committee; and Mr. Wright (Chair) and Mr. MacDougall were appointed members of the Technical and Corporate Responsibility Committee. Mr. Perron ceased to be a member of the Nominating and Corporate Governance Committee; and Ms. Pressler ceased to be a member of the Technical and Corporate Responsibility Committee.

Below is a summary of the current composition of the Board committees and a brief description of the responsibilities of each committee and its members. Charters for each standing Board committee can be found on Centerra’s website.

Audit Committee

Members:	Wendy Kei (Chair) Michael Parrett Sheryl Pressler	Meetings Held in 2024: 7 In-Camera meetings held in 2024: 7 Independence: All members Attendance: 100%

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;

•	the external auditor;

•	the internal auditor;

•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;

•	establish whistleblower process;

•	internal controls over financial reporting and disclosure controls; and

•	any additional matters delegated to the Audit Committee by the Board.

The Board has determined that all of the Audit Committee members are financially literate (as defined by the Canadian Securities Administrators), and audit committee financial experts (as defined by the U.S. Securities and Exchange Commission). Both Ms. Kei and Mr. Parrett are considered audit financial experts (as defined by Glass, Lewis & Co.). Ms. Kei is a Fellow Chartered Professional Accountant and Mr. Parrett is a Chartered Professional Accountant, both of which are not and were not employed by the Company’s current auditor. In addition, both Ms. Kei and Mr. Parrett have previously served in the role of Chief Financial Officer of a public company, but are not a current or former Chief Financial Officer of the Company.

Information regarding the Audit Committee can be found under “Audit Committee” in the Company’s Annual Information Form (“AIF”). A copy of the Company’s most recently filed AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations, or (416) 204-1953 or can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

Nominating and Corporate Governance Committee

Members:	Susan Yurkovich (Chair) Wendy Kei Craig MacDougall Sheryl Pressler	Meetings Held in 2024: 7 In-Camera meetings held in 2024: 5 Independence: All members Attendance: 96%[1]

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	Centerra’s overall approach to corporate governance;

•	the size, composition and structure of the Board and its committees;

•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;

•	orientation and continuing education for directors;

•	matters involving conflicts of interest of directors; and

•	any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

1 Attendance reflects Ms. Kei’s absence from one ad hoc meeting of the Nominating and Corporate Governance Committee which was called on short notice for a date on which Ms. Kei had pre-existing travel commitments.

Human Resources and Compensation Committee

Members:	Jacques Perron (Chair) Michael Parrett Paul Wright	Meetings Held in 2024: 5 In-Camera meetings held in 2024: 5 Independence: All members Attendance: 100%

The HRC Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of senior management;

•	the compensation of senior management;

•	senior management succession and development;

•	inclusivity, diversity, equity and accessibility.

•	human resources policies; and

•	any additional matters delegated to the Human Resources and Compensation Committee by the Board.

Technical and Corporate Responsibility Committee

Members:	Paul Wright (Chair) Craig MacDougall Jacques Perron Susan Yurkovich	Meetings Held in 2024: 8 In-Camera meetings held in 2024: 8 Independence: All members Attendance: 100%

The Technical and Corporate Responsibility Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Company’s activities;

•	procedures for the preparation and disclosure of resource and reserve estimates for the Company’s properties;

•	overseeing significant technical and operational risks relating to the Company’s activities; and

•	overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

Review of Related Party Transactions

The Company’s Code of Ethics provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the Company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.

The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review and pre-approve any related-party transaction or situation involving (i) a director, (ii) a senior officer, or (iii) an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice before they are sent to the Board for approval. This includes:

•	Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest.

•	Each director and executive officer are expected to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which the Company participates.

There were no related-party transactions reported in 2024.

Overseeing and Managing Risk

The Board is responsible for overseeing Centerra’s policies and processes to identify the Company’s principal business risks and to confirm that systems are in place to mitigate these risks where prudent to do so. Risk oversight is supervised by the Board as follows:

•	Technical and Corporate Responsibility Committee: The Technical and Corporate Responsibility Committee oversees significant technical and operational risks relating to the Company’s activities including production, operations, acquisition and divestment opportunities and development and exploration plans, the preparation and disclosure of resource and reserve estimates for the Company’s properties; and overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

•	Audit Committee: The Audit Committee monitors financial related risks, including risks relating to internal controls over financial reporting, the delegation of financial authority, cybersecurity, financial risk management policies and insurance. The Audit Committee has also established and oversees the Company’s disclosure controls and procedures, code of ethics and international business conduct (anti-corruption) policies.

•	Human Resources and Compensation Committee: The HRC Committee oversees and manages compensation related risks and retention and succession risks.

•	Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee oversees risks related to corporate governance matters.

Cybersecurity and Information Security Risk

Recently, greater attention has been directed at cybersecurity matters and information security risk. The Board, through the Audit Committee, oversees information technology (“IT”) security risks. The Audit Committee receives IT and cybersecurity risk updates from management on material cybersecurity matters including the identification of IT risks and appropriate mitigation action plans to protect the confidentiality and integrity of information at Centerra. Centerra manages IT security risk through a centralized risk-based methodology with the assistance of a team of external experts that work alongside Centerra’s internal IT team. The internal IT team is comprised of IT professionals, some with cybersecurity credentials, that are skilled at managing IT security risk processes and operations. Centerra also has cyber risk insurance which responds to third- and first-party liability in the event of a cyber incident, and which affords incident response assistance and support.

Centerra has not experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. However, the Company acknowledges that the cybersecurity space is evolving quickly and has therefore taken the following steps to mitigate cybersecurity incidents:

•	Providing annual cybersecurity education including regular phishing simulations (including deepfake voice campaigns), cybersecurity training and awareness campaigns throughout the year.

•	Utilizing leading cybersecurity vendors for continuous system monitoring and managed endpoint security and to assist the Company in the event of a cybersecurity event with incident response services.

•	Applying a multi-layered approach with intentional redundancies and additional cybersecurity software to increase protection of valuable data and information.

•	Completed a cybersecurity tabletop exercise with a reputable third-party vendor to assess the Company’s response to a potential incident. The results and lessons of the tabletop exercise were reviewed with the Audit Committee and incorporated into the Company’s Cybersecurity Incident Response and Communications Plan created in 2024.

•	Developed an Artificial Intelligence (“AI”) Responsible Use Framework to provide clear guidelines for the responsible use of external generative AI tools while educating and raising awareness on the benefits and risks of AI tools and how the Company can safeguard sensitive information while using AI technology.

•	Collaborating with peers to share knowledge in the areas of threat intelligence, cyber trends, vulnerabilities, incident response and drills including membership with the Information Systems Audit and Control Association.

•	Upskilling the internal IT team to include certified cybersecurity professionals.

•	Ensuring Centerra has the appropriate cybersecurity insurance coverage in place.

In the next 12 months, the Company expects to advance the following items:

•	Completing an operational technology cybersecurity assessment at the site level to identify and mitigate any new potential risks.

•	Conducting a second cybersecurity tabletop exercise, with a reputable third-party vendor, focused on the step-by-step technical response of the internal global information technology team members to a cyber incident.

Centerra Inclusion, Diversity, Equity and Accessibility (“IDEA”)

Directors and Executive Officers IDEA

Centerra has adopted an IDEA policy, which recognizes the importance to the Company of having a leadership group (including directors and executive officers of the Company) comprised of highly talented, experienced and dedicated individuals with a diverse mix of experience, skills and background collectively reflecting the strategic needs of the business. The Company also recognizes that diversity is critical to the future success of Centerra and will strive to enhance its focus on the advancement of underrepresented groups throughout the Company and to foster a culture of inclusivity, equity and accessibility.

The Company strives to maintain overall diverse representation among the leadership group and is targeting a minimum of 30% women representation in both the director and executive officer groups. The Company has achieved this objective as of the date of this Circular with 43% and 33% women in the director group and officer group, respectively.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the leadership group, all appointments will continue to be made on merit in the context of knowledge, experience, skills and background of each individual candidate in light of the needs of the Board and the Company. When assessing Board and executive officer composition or identifying candidates to nominate for election to the Board or for appointment as an executive officer, the Company will consider the following:

•	candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;

•	candidates that represent diverse groups, including with regard to gender, ethnicity, age, national origin, persons with disabilities, Indigenous peoples, visible minorities, and sexual orientation;

•	our commitment to the level of representation of women on the Board and in senior management positions;

•	engaging qualified independent external advisors to assist the Board and management in conducting its search for candidates as required. To the extent practical, search protocols will include a robust and rigorous process, using a committee and/or professional search firm specifically directed to include a diverse pool of candidates, including women and members of the designated groups or other underrepresented groups; and

•	the Board maintains an ongoing list of potential director candidates and the Company maintains a list of potential executive officer candidates within its successor pool of talent. The Board and the Company ensures that such lists include members of the designated and other underrepresented groups and, in particular, women candidates.

The Nominating and Corporate Governance Committee periodically reports to the Board on efforts regarding diversity with respect to Board members and the HRC Committee periodically reports to the Board on the appointment of executive officers and reports on the implementation of the IDEA policy.

Centerra’s Inclusion, Diversity, Equity and Accessibility Program

The Company recognizes that a culture of inclusion, diversity, equity and accessibility is imperative for long-term success and that the journey begins at the top. To that end, the Company maintains a Global IDEA Executive Council, jointly sponsored, and chaired by the President and CEO and the Executive Vice President, People, Technology and Supply Chain with representation from senior management. The Global IDEA Executive Council is responsible for the continued development of the IDEA global strategy, alignment of regional strategies, decisions on various IDEA initiatives, and oversight of the successful implementation of the strategy. The Global IDEA Executive Council is responsible for reporting back on progress to the senior management team and to the Board. In 2024, the Company continued progressing its multi year IDEA strategy and initiatives including but not limited to the following:

•	Participation in the International Women in Resource Mentoring Program as a silver sponsor of International Women in Mining for the fourth year in a row.

•	Revised global hire and exit surveys removing unconscious bias language within the survey and including questions that ask for feedback on company culture and inclusivity to unearth areas for improvement.

•	Revision and communication of a refreshed IDEA strategy with new initiatives focused on respect, accountability and development for all employees.

•	Development of a global 360-Feedback Program that incorporates competencies on inclusive leadership behaviors providing constructive feedback for leaders at Centerra.

•	Continued education and awareness through Centerra’s learning management system on various IDEA topics in addition to the incorporation of a module on “Inclusivity” in Centerra’s leadership development programs.

•	Continued mental health awareness training at multiple sites across the organization.

•	Various initiatives focused on raising awareness, increasing representation and enhancing overall relationships with our Indigenous employees and partners.

As of the date of this Circular, the number of members of the Company’s leadership group who self-identify as members of the following designated groups are as follows:

Designated Group	Number of Independent Board Members	Number of Executive Officers(1)	Total Board Members and Executive Officers
Women	3/7 (43%)	2/6 (33%)	5/13 (38%)
Indigenous peoples (First Nations, Inuit, Metis)	0	0	0
Persons with Disabilities	0	0	0
Members of Visible Minorities	1/7 (14%)	1/6 (17%)	2/13 (15%)
Total Representation of Designated Groups	3/7 (43%)(2)	3/6 (50%)	6/13 (46%)(2)

1.	This definition aligns with the definition of “executive officer” generally found in Canadian securities laws.

2.	One director self-identified as a member of two Designated Groups.

Skills Matrix

The matrix below shows the Board nominee mix of skills and expertise, as described below, in areas that are important to the Company’s business, assuming each of the Company’s nominee directors are elected to the Board at the Meeting. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to the Board. The skills matrix is based on annual self-assessments by the directors of their skills and expertise in the following areas:

Skill and Description	Karen David-Green	Wendy Kei	Nancy Lipson	Craig MacDougall	Michael Parrett	Jacques Perron	Paul Tomory	Paul Wright

Board Experience

Prior or current experience as a board member for a major organization (a public corporation listed on a stock exchange or a private corporation with annual revenue of at least $500 million)

	√	√	√		√	√	√	√

International Business Expertise

Expertise working in one or more international jurisdictions, including exposure to a range of political, cultural, and regulatory environments, with a preference for the jurisdictions in which the Company operates

	√	√	√	√	√	√	√	√
Mining, Exploration and Operations Leadership expertise with a prominent resource company with mining, reserves, exploration or processing expertise		√	√	√	√	√	√	√
Human Resources/ Compensation Expertise in executive compensation, succession planning, talent management, compensation strategies and retention programs and management of compensation related risks	√	√	√	√	√	√	√	√

Financial Literacy

The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements

	√	√			√	√	√	√
Corporate Governance Expertise in best practices in corporate governance policies and principles, and emerging trends	√	√	√	√	√	√		√
Environmental and Social Performance Expertise and knowledge of standards, policies, programs, standards and investor expectations relating to environment and social performance	√	√	√	√		√	√	√
Health and Safety Expertise and knowledge in management and implementation of health, and safety policies, standards, and procedures	√			√		√	√	√
Investment Banking/ Mergers and Acquisitions Expertise in investment banking, finance or in mergers and acquisitions	√	√	√		√	√	√	√
Government Relations/ Political Risk Expertise in, or understanding of, the workings of government, public and regulatory policy, and political risks	√	√	√	√		√	√	√
Executive Leadership Expertise driving growth or strategic direction as a senior officer of a publicly listed company or major organization	√	√	√	√	√	√	√	√
Technology/Cybersecurity Expertise with technology implementation, application or development which may include emerging technologies, business information systems or cybersecurity	√	√
Risk Management Expertise identifying, assessing, managing, and reporting on risks affecting the Company and the mining industry	√	√	√	√		√	√	√

Board Renewal and Succession Planning

The Board’s mandate includes a mandatory retirement provision that allows directors to serve on the Board until the annual meeting of the Company’s shareholders following their 75th birthday and that directors may not be re-elected after reaching age 75, unless this requirement is waived by the Board or the Nominating and Corporate Governance Committee for a valid reason.

The Nominating and Corporate Governance Committee annually reviews director tenure, Board performance as a whole, individual director performance and self-assessed skills to ensure an appropriate degree of turnover while maintaining Board continuity and experience. Ms. Pressler, who has been a director for 17 years and Ms. Yurkovich, who has been a director for 7 years, are not standing for re-election at this Meeting. Should all of the director nominees be elected at the Meeting, the average Board tenure would be 3.75 years, with a range of 0-11 years of service.

The Board has concluded that the Board’s existing renewal mechanism continues to result in a good mix of directors with experience in the Company’s ongoing matters as well as new directors who can bring fresh voices to the Board’s discussion. Accordingly, the Board has not adopted term limits for directors, but the Nominating and Corporate Governance Committee and the Board consider directors’ tenure on the Board as part of its annual process of nominating directors.

Assessment Process

Annually, the Nominating and Corporate Governance Committee reviews the effectiveness of the Board, its committees and the Chair through the use of a confidential self-assessment questionnaire completed by each director. In the assessment, directors are also asked to comment on the performance of their peer directors. The results of the surveys are subsequently discussed by the Board.

The Nominating and Corporate Governance Committee, through questionnaires and interviews, assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.

Nomination of Directors and Board Size

The Nominating and Corporate Governance Committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Company’s business as well as the requirements of the Company’s IDEA policy discussed above. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

The Nominating and Corporate Governance Committee recommends candidates for Board membership and Board members for re-nomination. Recommendations are based upon character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of the Company as well as the criteria laid out in the Company’s IDEA policy.

The Nominating and Corporate Governance Committee maintains a schedule of the anticipated tenure of current directors, and the needs of the Board as a whole. Candidates are considered in light of the Board’s current and anticipated needs. Board members complete annual skills and experience self-assessments, which are reviewed by the committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.

The Board is of the view that its optimal size for effective decision-making and committee work is between 7-11 members.

Board Education Opportunities

Centerra provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. Centerra’s CEO, CFO and other senior executives provide new directors with detailed briefings on Company strategy, operations, risk profile, business development, legal, financial, exploration, human resources and investor and government relations matters.

Board members are encouraged to visit the Company’s main operating sites and other properties and regularly do so. In 2024, certain Board members visited the Mount Milligan Mine in British Columbia, Canada and the Thompson Creek Mine in Idaho, U.S.

Continuing education is provided by management through presentations to the Board and committees when any key business decisions are sought. Directors are briefed regularly on strategic issues affecting the Company. Board members are also encouraged to attend conferences or seminars at Centerra’s expense. Such conferences or seminars can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the members’ knowledge of the Company’s business. Specific continuing education completed in 2024 is listed in the following table.

Subject	Attendees	Presenter
Perspectives on Provincial/State Regulatory Environment	Full Board	Kim Henderson
Molybdenum and Steel Industry Overview	Full Board	Ernst & Young LLP
Capital Markets Update	Full Board	Edgehill Advisory
Molybdenum Market Overview	Full Board	Centerra Management
Special Strategic Exploration Review	Full Board	Centerra Management/Craig MacDougall
2024 Governance and Regulatory Update	Full Board	Stikeman Elliott LLP
Market Trends and “Hot Topics” in Executive Compensation	HRC Committee	Southlea Group
Financial and Regulatory Reporting – Year end Update	Wendy Kei	PricewaterhouseCoopers
Mining Audit Committee Roundtable	Wendy Kei	KPMG LLP
The Future of Sustainability Reporting with ISSB Standards	Wendy Kei	Institute of Corporate Directors (“ICD”)
Generative AI – What Boards Need to Know	Wendy Kei	Deloitte LLP
AI from the Top: Strategic and Responsible AI Leadership	Wendy Kei	Competent Boards
ESG Reporting update	Wendy Kei	KPMG LLP
Audit Committee considerations for Q1	Wendy Kei	Ernst & Young Global Limited
Future of Sustainability Reporting with ISSB Standards	Wendy Kei	ICD
Steering for Tomorrow: The Board’s Role in AI	Wendy Kei	ICD
DEP examiner	Wendy Kei	ICD
Climate Change director-in-residence for Module 3	Wendy Kei	ICD
ICD National Conference	Wendy Kei	ICD
Indigenous Relations education	Wendy Kei	Ontario Power Generation Inc.
The Impact on Canada of the Upcoming US Elections: Change is in the Air	Wendy Kei	Fasken Martineau DuMoulin LLP
AI Oversight: Evolving Rules and Reporting	Wendy Kei	Women Corporate Directors
Exchange for mining boards	Wendy Kei	Canadian Public Accountability Board
Addressing the Complexities of CEO performance and succession	Wendy Kei	ICD
Prospectors & Developers Association of Canada Annual Convention	Michael Parrett	Various
Cybersecurity Incident Response Tabletop Exercise	Michael Parrett	Centerra Management/Heighten Security
Trends and Insights from the 2024 Proxy Season	Jacques Perron	Hugessen Consulting Inc
BMO Global Mining Conference	Jacques Perron Paul Wright	Various

Codes of Ethics

Centerra’s Board expects all of Centerra’s directors, executive officers and employees to conduct themselves in accordance with the highest ethical standards.

Centerra’s Board has established a Code of Ethics for employees, which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices, and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. Employees with such concerns may report their concerns directly or, if they so wish, in a confidential or anonymous manner to: (i) the Executive Vice President, Legal and Public Affairs of the Company, (ii) the Chair of the Audit Committee, or (iii) a 24 hours-a-day compliance hotline, a service which is operated by a third party and is available in the local languages spoken where the Company’s operating subsidiaries are located. As set out in the Code of Ethics, an employee who, in good faith, reports a concern is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors, which sets out the ethical standards that apply to directors in the exercise of their duties. Directors are required to promptly report all actual, potential or perceived conflicts of interest to the Corporate Secretary, who is in turn required to bring such conflicts to the attention of the Nominating and Corporate Governance Committee. Directors may not participate in discussions, deliberations or decision-making in which they have a conflict of interest.

All directors and employees of Centerra are required to sign an annual compliance certificate relating to the Code of Ethics and, in addition, employees undergo training on the Code of Ethics. The Audit Committee receives an annual compliance report for employees, and the Nominating and Corporate Governance Committee receives an annual report on directors’ compliance. Issues arising between annual reporting are brought to the attention of the appropriate committee.

Copies of the Codes of Ethics for employees and directors can be found on Centerra’s website at www.centerragold.com and are also available in print upon request.

Disclosure and Insider Trading Policy

Centerra’s Board has adopted and periodically reviews and updates Centerra’s written corporate disclosure and insider trading policy. The policy addresses the following matters:

•	establishes a process for the disclosure of material information;

•	establishes a process for reviewing news releases, corporate documents and public oral statements before they are issued;

•	sets out the obligations of Centerra’s directors, executive officers and other employees to preserve the confidentiality of undisclosed material information;

•	sets out the prohibitions applicable to Centerra’s directors, executive officers and other employees with respect to illegal insider trading and tipping; and

•	prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares.

Investor Communications and Feedback

The Company has procedures in place to effectively communicate with its stakeholders, including its investors, employees and the general public. The fundamental objective of these procedures is to ensure an open, accessible and timely exchange of information concerning the business, affairs and performance of the Company. This includes quarterly conference calls in conjunction with the release of the Company’s financial results, as well as regular presentations to, or meetings with, analysts, institutional and retail shareholders, and potential investors. Through the Company’s website, investors and other stakeholders may access information provided by the Company to the investment community. The Company has a dedicated investor relations department, which works closely with members of the investment community, including institutional and retail investors. In addition, the Company has procedures in place to ensure that inquiries or other communications from investors are answered by an appropriate person in the Company.

During 2024, the President and CEO, the investor relations department and other members of senior management, including the CFO and COO, held over 430 meetings with investors, attended 11 investor conferences, completed 10 days of non-deal roadshows in various cities in North America and Europe, and presented to 6 institutional equity sales desks at various brokers.

The Board has a Shareholder Engagement Policy to facilitate transparent and direct engagement between members of the Board and Centerra's shareholders, shareholder organizations and governance groups, while complying with the Company's internal policies and applicable laws. A copy of the Shareholder Engagement Policy can be found on Centerra’s website at https://www.centerragold.com/corporate/shareholder-documents and is also available in print upon request.

As part of this commitment to shareholder engagement, in 2024, the Board instituted a proactive outreach program to enhance dialogue with the Company’s largest shareholders on governance matters. Through this initiative, the Board conducted one-on-one meetings with Centerra’s top shareholders, providing an open forum to discuss corporate governance practices, board composition, executive compensation, and other key topics. This outreach underscores the Company’s commitment to transparency, shareholder engagement, and continuous improvement in governance practices, ensuring that investor perspectives are carefully considered in decision-making processes.

Centerra’s Board members, including the Board Chair, welcome communications and feedback from the Company’s shareholders or other stakeholders. Interested parties may contact the Board or Centerra’s independent directors as a group by writing to them c/o Chair of the Board, Centerra Gold Inc., 1 University Avenue, Suite 1800, Toronto, Ontario, Canada M5J 2P1.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

Centerra’s directors and executive officers are covered under a directors’ and officers’ liability insurance program. The aggregate limit of liability applicable to those insured directors and executive officers under the program policies is US$120 million, inclusive of defense costs. There is no retention for executive officers or directors under these policies for non-indemnifiable claims made against them for a wrongful act. Where Centerra or a subsidiary has indemnified a director or executive officer, the program provides reimbursement coverage for losses over a deductible of US$2.5 million. The premium paid by Centerra for 2024 was US$1.46 million.

Centerra’s by-laws also provide for the indemnification of its directors and executive officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. Centerra has also entered into agreements with each of its directors and executive officers providing for indemnification and related matters.

INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of Centerra, nor any proposed nominee for election as a director of Centerra, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Information regarding interests of informed persons in material transactions can be found under the heading “Interest of Management and Others in Material Transactions” in the Company’s most recent AIF. A copy of the Company’s most recent AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations or (416) 204-1953, or can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The CBCA permits eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The period in which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2026 is between December 7, 2025 and February 5, 2026.

ADDITIONAL INFORMATION

Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, Canada M5J 2P1, or (416) 204-1953, Attention: Investor Relations.

Copies of the Company’s most recent AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Circular are available upon request from the Corporate Secretary or from Investor Relations, and without charge to securityholders of the Company.

The Annual Report (including the annual financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, Legal and Public Affairs
Toronto, Ontario
March 11, 2025

APPENDIX A

CENTERRA GOLD INC.

(the “Corporation”)

BOARD MANDATE

1.     GENERAL

The Board of Directors of the Corporation (the “Board”) believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Nominating and Corporate Governance Committee.

The Board has adopted this mandate to assist it in supervising the management of the business and affairs of the Corporation as required under applicable legislation and stock exchange rules.

The Board will revise this mandate from time to time based on its assessment of the Corporation’s needs, legal and regulatory developments and best practices. The Nominating and Corporate Governance Committee will review this mandate annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.     THE BOARD’S RESPONSIBILITIES

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, discharging the duties of care and loyalty, free from conflicts of interest. The Board discharges this responsibility by developing and determining policy by which the business and affairs of the Corporation are to be managed and by overseeing management of the Corporation. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

3.     DIRECTORS’ RESPONSIBILITIES

The primary responsibility of individual directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In order to fulfill this responsibility, each director is expected to:

•	develop and maintain a thorough understanding of the markets in which the Corporation conducts business, its strategy and business operations and its financial position and performance;

•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

•	engage in continuing education programs for directors, as appropriate;

•	attend all meetings of the Board and any committee of which he or she is a member; and

•	conducting themselves in accordance with all policies of the Corporation.

4.     BOARD COMPOSITION

(a)     Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. The Nominating and Corporate Governance Committee will also take into consideration the representation of women and other minority groups in the director identification and selection process in accordance with the Corporation’s diversity, equity and inclusion policy.

Directors who change their principal occupation are expected to advise the Chair (as defined below) and the chair of the Nominating and Corporate Governance Committee, if determined appropriate by the Nominating and Corporate Governance Committee, resign from the Board.

(b)     Director Independence

The Board believes that, except during periods of temporary vacancies, the majority of its members should be independent. For the purposes of this mandate, “independent” means the standard of independence applicable to audit committee members as set out in National Instrument 52-110 – Audit Committees, as amended from time to time.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Chair and the chair of the Nominating and Corporate Governance Committee of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

(c)     Board Size

The Board is of the view that a size of between 8 and 11 members is conducive to effective decision-making and committee work.

(d)     Retirement

Directors may serve on the Board until the annual meeting of the Corporation next following their 75th birthday, and may not be re-elected after reaching age 75, unless this requirement has been waived by the Board, or the Nominating and Corporate Governance Committee, for a valid reason.

(e)     Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year.

(f)     Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(g)     Service on Other Boards

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

5.     BOARD DUTIES

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)     selection, appointment, evaluation and, if necessary, termination of the Chief Executive Officer;

(b)     satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation;

(c)     succession planning, including appointing, counseling and monitoring the performance of executive officers;

(d)     human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers;

(e)     adoption of a strategic planning process, approval of strategic plans and monitoring corporate performance against those plans;

(f)     approval of periodic capital and operating plans and monitoring corporate performance against those plans;

(g)     policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and to confirm that systems are in place to mitigate these risks where prudent to do so;

(h)     oversight of strategic risks relating to the Corporation’s activities and enterprise risk management;

(i)     policies to confirm ethical behaviour of the Corporation and its employees, and compliance with laws and regulations;

(j)     policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting;

(k)     assessment of the effectiveness of the Board and its committees;

(l)     confirming that an appropriate orientation program is in place for new directors and that continuing education opportunities are available for all directors;

(m)     definition of the duties and the limits of authority of senior management, including approving a position description for the Chief Executive Officer;

(n)     communications policy of the Corporation;

(o)     health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations;

(p)     policies on corporate social responsibility and sustainable development and oversight of management’s efforts to implement the policies in the jurisdictions where it operates;

(q)     environmental, social and governance (“ESG”) matters including the assignment to committees of the Board of the general responsibility for developing the Corporation’s approach to such ESG compliance as appropriate;

(r)     oversight of government relations matters conducted by management;

(s)     oversight of the estimation of mineral reserves and mineral resources by management;

(t)     corporate governance including the relationship of the Board to management and confirming that the Corporation has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

(u)     calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(v)     approval of directors for nomination and election and recommendation of the auditors to be appointed at shareholders' meetings and filling a vacancy among the directors or in the office of the auditor;

(w)     issuance of securities of the Corporation;

(x)     declaration of dividends and establishment of the dividend policy for the Corporation;

(y)     approval of the annual audited financial statements, management proxy circulars, takeover bid circulars, directors' circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(z)     adoption, amendment or repeal of by-laws of the Corporation;

(aa)   review and approval of material transactions not in the ordinary course of business; and

(bb)   other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Corporation.

6.     DELEGATION TO MANAGEMENT

The Board may delegate by resolution, from time to time, financial authority to the Chief Executive Officer (who may sub-delegate such authority to others within the Corporation as appropriate).

7.     CHAIR

(a)     Appointment

The Board will each year appoint from among its members a Chair of the Board of Directors (the “Chair”). The Chair shall be an independent director unless the Board concludes that the best interests of the Corporation would be otherwise better served. If such Chair is not independent, then the independent directors shall appoint a Lead Director who shall be independent.

(b)     General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

(c)     Specific Role and Responsibilities

The Chair will (subject to the responsibilities of the Lead Director as set out in Section 8, if the Chair is not independent):

•	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;

•	preside as chair at all meetings of the Board and shareholders;

•	set the agenda of the Board and shareholders’ meetings, in consultation with the Corporate Secretary and the Chief Executive Officer;

•	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;

•	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results are reported to the Board;

•	serve as an ex officio member of all Board committees, provided that if the Chair is not independent, he or she will not serve as a member of any committee required to be composed entirely of independent directors;

•	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;

•	consistent with encouraging effective communication between the Board and the Chief Executive Officer, confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;

•	chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;

•	confirm proper and timely documentary filings and fulfillment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors when necessary;

•	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;

•	work with the Chief Executive Officer, the chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Corporation;

•	at the request of the Chief Executive Officer, represent the Corporation to shareholders and external stakeholders, including local community groups, aboriginals, government, and non-governmental organizations; and

•	perform additional duties requested by the Board.

8.     LEAD DIRECTOR

(a)    Appointment

A Lead Director appointed pursuant to Section 7(a), shall have the responsibilities outlined in Section 8(b) below.

(b)    Specific Role and Responsibilities

•	in collaboration with the Chair, lead, manage and coordinate the activities of the independent directors;

•	be provided an invitation to all Board and Committee meetings;

•	preside at all meetings of the Board at which the Chair is not present, including meetings of independent directors and communicate the results of such meetings to the Chair and Chief Executive Officer as appropriate;

•	call meetings of the independent directors, as appropriate;

•	represent independent directors in discussions with management;

•	schedule and set agendas for special meetings of the Board, when necessary;

•	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;

•	together with the Chair, ensure appropriate procedures are in place to allow the Board to work effectively and to function independently from management;

•	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from and ensure that independent directors have the necessary resources to carry out their responsibilities, including timely and relevant information;

•	correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors matters;

•	provide support to the Chair, Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Corporation; and

•	perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

9.     CORPORATE SECRETARY

(a)     Appointment

The Board will appoint an individual to act as the Corporate Secretary.

(b)     General

The Corporate Secretary is responsible for assisting the Chair in managing the operations and affairs of the Board and for performing additional duties requested by the Chair or the Board or any of its committees.

(c)     Specific Role and Responsibilities

The Corporate Secretary will:

•	oversee the preparation of all materials for shareholders which relate to the election of directors or the matters discussed in these guidelines;

•	confirm that all notices and materials are delivered to shareholders and directors in a timely manner;

•	confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded;

•	confirm proper and timely documentary filings and fulfilment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors, when necessary;

•	maintain the Corporation’s books and records and oversee the security and application of the corporate seal;

•	administer the operations of the Board and its committees;

•	act as Secretary at annual meetings of shareholders;

•	monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business; and

•	perform additional duties requested by the Chair or the Board or any of its committees.

10.     BOARD COMMITTEES

(a)     General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee.

(b)     Chair

The Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee are each chaired by a director who is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(c)     Charters

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Nominating and Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website and printed copies will be made available to any shareholder upon request. Below is a brief description of the responsibilities of each committee.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements (other than with respect to health, safety and the environment); compliance with the Code of Ethics and International Business Conduct Policy; the qualifications and independence of the Corporation’s external auditors; the design and implementation of internal controls over financial reporting and disclosure controls; management of financial risks as delegated by the Board, including oversight of hedging activities; related party transactions; the performance of the Corporation’s internal audit function; and any additional matters delegated to the Audit Committee by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the Corporation’s overall approach to corporate governance; the size, composition and structure of the Board and its committees; the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees; orientation and continuing education for directors; matters involving conflicts of interest of directors; and any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for supporting the Board in making recommendations in regard to its oversight responsibilities and to review and, at its discretion, approve certain recommendations proposed by management. The Human Resources and Compensation Committee reviews and recommends to the Board the selection and appointment of officers of the Corporation; the compensation philosophy, competitive positioning and competitive objectives in the market all of which drive the design of components and administration; the compensation and employment agreement of the CEO as recommended by the Chair of the Board and by the Human Resources and Compensation Committee; grants of stock options to eligible participants; succession planning pertaining to all executive officers, based on recommendations of the chair of the board and the CEO; and any additional matters delegated to the Human Resources and Compensation Committee by the Board. The Human Resources and Compensation Committee oversees and approves the compensation and employment agreements of the direct reports to the CEO as reviewed and recommended by the Chair of the Board; the objectives and design of the compensation program of the Corporation consistent with the compensation philosophy, competitive positioning and competitive objectives approved by the Board (these objectives and designs, along with their components and descriptions/plans, will satisfy the goal of providing sufficient competitive compensation to attract, retain and motivate senior management to maximize shareholder value); major human resources policies recommended by the CEO; inclusivity, diversity, equity and accessibility matters; management’s recommendation on annual merit increases consistent with the budget approved by the Board; and the administration of all equity-based compensation plans, subject to reporting to the Board. The Human Resources and Compensation Committee oversees and approves the compensation arrangements for Board members.

Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities relating to (i) technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Corporation’s activities; (ii) procedures for the preparation and disclosure of resource and reserve estimates for the Corporation’s properties; (iii) overseeing significant technical and operational risks relating to the Corporation’s activities; and (iv) overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

11.     BOARD AND COMMITTEE MEETINGS

(a)     Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chair, the Chief Executive Officer or any two committee members.

Board meetings are held at a location determined by the Chair and meetings of each committee are held at a location determined by the committee chair.

(b)     Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

(c)     Agenda

The Chair establishes the agenda for each Board meeting in consultation with the Corporate Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(d)     Non-Management Sessions

Non-management directors meet separately at every Board meeting without management present. The Chair informs management of the substance of these meetings to the extent that action is required by them.

(e)     Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

(f)     Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(g)     Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

(h)     Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the Chair of the meeting does not have a second or casting vote.

(i)     Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

(j)     Corporate Secretary

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

(k)     Minutes of Meetings

The Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

12.     DIRECTOR COMPENSATION

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Human Resources and Compensation Committee reviews directors’ compensation at least bi-annually with this criterion in mind and makes recommendations to the Board.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

To further align the interests of directors with those of other shareholders, directors are paid a portion of their fees in deferred share units and restricted share units.

Directors are reimbursed by the Corporation for reasonable travel expenses incurred in connection with their duties as directors.

13.     SHARE OWNERSHIP REQUIREMENTS

Directors are required, within five years of their initial appointment to the Board, to acquire and hold deferred share units, restricted share units, common shares or any other equity-based awards of the Corporation designated by the Board from time to time, with a value equal to at least three times the amount of their annual retainer for service as a director (excluding travel, meeting and committee chair fees) such value to be determined at the greater of cost or market value of such securities.

14.     DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer.

The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

15.     BOARD ACCESS TO MANAGEMENT AND ADVISORS

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Corporate Governance Committee.

16.     PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

The Nominating and Corporate Governance Committee annually reviews the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Corporate Governance Committee annually reviews the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

In coordination with the Chair, the Nominating and Corporate Governance Committee evaluates individual directors to assess their suitability for nomination for re-election.

17.     CODES OF ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

The Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors which sets out the ethical standards that apply to directors in the exercise of their duties.

Both Codes are posted on the Corporation’s website and are available in print to any shareholder who requests a copy.

18.     INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

19.     CONFLICTS OF INTEREST

Each director is required to inform the Chair and the Nominating and Corporate Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

20.     CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Centerra Gold Inc.

c/o Corporate Secretary

Centerra Gold Inc.

Suite 1800 – 1 University Avenue

Toronto, Ontario, Canada M5J 2P1

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Sodali & Co at:

North American Toll-Free Number: 1.888.777.0836

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@investor.sodali.com

North American Toll-Free Facsimile: 1.877.218.5372

CENTERRA GOLD INC.

1 University Ave, Suite 1800

Toronto, ON M5J 2P1

Phone: 416-204-1953| Email: info@centerragold.com

Download the latest about Centerra Gold Inc. at: www.centerragold.com

Centerra Gold Inc. is traded on NYSE (CGAU) and TSX under the symbol CG.